Libbey

Libbey Inc. 2003 Annual Report

Putting The Pieces Together To Win In A Worldwide Market



Libbey Profile

Libbey is the leading producer of glass tableware in North America. Through its Syracuse China and World Tableware subsidiaries, it is a leading provider of ceramic dinnerware and metal flatware to the foodservice industry in the United States. In 2002, the Company made two important acquisitions. Libbey expanded its offering of foodservice supply items by acquiring Traex, a recognized supplier of plastic foodservice supplies. The Company also acquired Royal Leerdam, one of the largest glass stemware producers in the world.

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The Company designs, manufactures and markets under the well-recognized Libbey® brand name an extensive line of high-quality, machine-made glass tableware. Known as America's Glassmaker™, Libbey maintains over 2,000 stock-keeping units in one of the most extensive product portfolios in the North American glass tableware industry. Its glassware manufacturing facilities and distribution network in North America, the largest in the glass tableware industry, enable it to provide a high level of service to all of its end users for glass tableware. In addition, the Company is a joint venture partner in Vitrocrisa, the largest glass tableware manufacturer in Latin America, based in Monterrey, Mexico. Vitrocrisa provides Libbey additional distinctive products at a competitive cost. The Royal Leerdam acquisition in 2002 complements Libbey's glassware offering with elegant, upscale stemware. Libbey exports glassware to more than 75 countries around the world and provides technical assistance to foreign glass tableware manufacturers.

A Leader in the Foodservice Industry

Libbey is a leading provider of tableware products to the foodservice industry through its broad glassware, dinnerware and flatware product offerings. The Company's extensive sales and distribution network, among the largest in the foodservice supply industry, is a source of competitive advantage by providing a comprehensive product offering and outstanding service to its foodservice customers. The 1995 acquisition of Syracuse China (dinnerware), the 1997 acquisition of World Tableware (flatware and holloware) and the 2002 acquisition of Traex are examples of the Company's plan to expand in the foodservice industry through acquisitions. Traex designs, manufactures and distributes an extensive line of plastic items for the foodservice industry.

The Leading Brand Name in Retail

The Libbey® brand name is one of the most recognized brand names in consumer housewares in the United States and the leading brand name in glass tableware. The Company's products are sold in major retail channels of distribution in the United States and Canada, including mass merchants, department stores and specialty housewares stores.

Royal Leerdam is particularly strong in retail channels in Europe. With Libbey's presence in retail in the United States and Canada, Royal Leerdam can increase its sales in Libbey's core markets. Libbey is also realizing greater sales activity in Europe and other export markets by leveraging customer relationships and utilizing the combined sales, marketing and distribution capabilities of Libbey and Royal Leerdam.


Libbey
World Tableware
Traex



Libbey's Vision

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Libbey's Mission

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Libbey's Values

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Financial Highlights

Dollars in thousands, except per-share amounts	**2003**	2002	% Change
Sales	**$ 513,632**	$ 433,761	18.4%
Income from operations	**42,749**	53,701	(20.4%)
Earnings before interest and income taxes	**47,640**	44,936	6.0%
Interest expense - net	**13,436**	8,263	62.6%
Provision for income taxes	**5,131**	8,618	(40.5%)
Net income	**$ 29,073**	$ 28,055	3.6%
Net income per share:			
Basic	**$ 2.12**	$ 1.84	
Diluted	**$ 2.11**	$ 1.82	

Other Information	**2003**	2002
Number of employees (year-end)	**3,839**	3,837
Number of shares outstanding (year-end)	**13,614,363**	14,631,277
Number of registered shareholders (year-end)	**954**	1,068

Letter to Shareholders



John F. Meier
Chairman and
Chief Executive Officer

The cover of this report states how we see the future. We have been and continue to be "Putting the pieces together to win in a worldwide market!" While we look to distant markets, and our opportunities abroad, we are equally mindful of the international competition right here in our core North American market. Our businesses are very much a part of a worldwide market, and all of our efforts at Libbey are developed with that in mind. While this past year did not fully materialize as planned, many key and strategic initiatives were put in place to build upon for the future.

Libbey's performance in 2003 fell short of our financial goals. I will highlight the year, and what steps we are taking to deliver improved results in 2004. Clearly the first half of last year was heavily influenced by significant external events that had a direct impact on our core business. The Company was unable to offset these factors and our full year results suffered.

Looking back, I categorize the first half of 2003 almost as a "Perfect Storm." It was influenced by these events:

- *A sluggish USA economy.*
- *Natural gas prices that spiraled to staggering levels.*
- *The country prepared for and engaged in the war in Iraq, with a dampening effect on business domestically and abroad.*
- *Travel and tourism were very slow in the USA, impacting our foodservice customers. Hotel occupancy and restaurant traffic were off considerably.*
- *SARS broke out impacting key export markets.*

The above is set forth not as an excuse but rather as the backdrop that framed our business environment in 2003. It is our belief that the convergence of these unusual concurrent events is behind us and their magnitude is fading. The last six months showed some renewed business interest, and we are encouraged by the prospects that we see for 2004.

Highlights of 2003

A Financial Perspective

The Company finished the year with sales of $513.6 million, up 18.4% for the year. This was the first time in the history of Libbey that sales exceeded five hundred million dollars. Our acquisitions of Royal Leerdam, our Netherlands-based producer of glass stemware, and Traex, our USA foodservice plastics entry, were the drivers in reaching this plateau. Libbey's continuing businesses posted essentially flat sales.

Income from operations of $42.7 million compared with $53.7 million in the year-ago period. Price pressures largely fostered by mounting import competition affected our results, particularly with our retail and industrial customers. Also, our operating performance was heavily impacted by higher natural gas costs that rose an incremental $6.2 million, and additional costs (mostly non-cash) for pension and postretirement medical costs that increased by $5.4 million.

Earnings before interest and income taxes (EBIT) were $47.6 million, an increase of $2.7 million or 6.0%, compared to $44.9 million in the prior-year period. However, the prior-year period included $13.6 million of expenses related to an abandoned acquisition. Equity earnings from our Mexican joint venture, Vitrocrisa, were $4.4 million on a pretax basis as compared to $6.4 million pretax in the year-ago period. Vitrocrisa also experienced higher natural gas costs, a sluggish market, and consequent lower activity levels in the first half of the year.

Net income for Libbey was $29.1 million, or $2.11 per diluted share, compared to $28.1 million, or $1.82 per diluted share for 2002. Royal Leerdam and Traex together were accretive in their first year, at $0.19 per diluted share.

In the income comparison, it should be noted that both 2003 and 2002 benefited from efficient tax treatment, with effective tax rates of 15% and 23.5%, respectively, as covered in detail in the MD&A section of our Form 10-K. Our effective tax rate for 2004 is expected to be a more normal 34%.

With respect to our overall financial performance, we endured a tough year, a tough economic climate, and an exasperating set of external challenges, and came up short of our expectations.

A Business and Marketplace Perspective

Thanks to our acquisitions of last year, revenues for the Company were up substantially as previously noted. Royal Leerdam exceeded expectations, even adjusting for currency gains, while Traex performed as planned.

Libbey's continuing businesses had mixed results. The Company achieved growth in sales with both our industrial and retail customers. I am pleased with the continued sales growth with these clients, but the margin pressures are intense and have taken a toll. Shipments to foodservice glass customers were off slightly for the year. Given the very sluggish foodservice environment in the first half, we believe the market may have even contracted in the year.

World Tableware overall was flat for the year, but our imported World Tableware dinnerware component, serving foodservice customers, had a nice increase with some new programs and offerings. We look for continued progress in this area of our World Tableware offering.

Issues remain at Syracuse China in restoring performance to the levels of a few years ago. While sales were down slightly, impacted by the war, and the travel and tourism shortfall; the core issue is our factory floor performance. Steps are in place to turn this performance around, and all are very mindful of this mandate. As 2004 begins to take shape, we are encouraged by some new business that has materialized for Syracuse, but operating results must improve.

The addition of Royal Leerdam, coupled with our overall export sales, has made our sales outside of the United States more important. Together they are approximately 23% of overall sales of Libbey Inc. We are encouraged by our prospects with our growing base of international customers.

Vitrocrisa, our joint venture, fell short of expectations in 2003. Progress is slow, and a better economic climate would benefit all. We expect activity levels to improve over last year, and recent price increases will aid in our effort to restore profit levels. On a positive note Vitrocrisa again provided dividend income of almost five million dollars. Since its inception in 1997, the joint venture has provided Libbey cash dividends of over $32 million.

A Shareholder Perspective

Libbey took decisive steps early last year to enhance our shareholder value. We raised our annual dividend per share by 33% to $.40 per year, and we bought back 1,500,000 shares of our common stock. For the full year our stock finished at $28.48, up 9.5%. While "LBY" outperformed key industry peers, we lagged the major indices. The additions of Royal Leerdam and Traex to our Company resulted in positive contributions to our Libbey Inc. group of businesses.

2004 and Beyond

Both our North American markets as well as our key international markets offer improved prospects for this year. Our reasons for cautious optimism are:

- *An improved USA economic outlook that suggests increased USA travel and tourism as well as an improvement in general foodservice trends.*
- *The absence of substantive external events impacting our markets and clients.*
- *New business in Libbey's core businesses being awarded for 2004.*
- *The continued positive impact of our Royal Leerdam and Traex acquisitions of last year.*
- *The comparative positioning of the U.S. dollar, enhancing export prospects.*

These all bode well for improved opportunities for Libbey in its businesses. The general climate of the marketplace is more positive than this time last year.

At the same time key cost issues such as natural gas, pension accounting, and health care costs continue to merit attention. We have taken steps to further protect ourselves with a broadened approach to hedging natural gas, and we believe it will serve us well for 2004, and beyond. And while pension costs continue to grow over 2003 from an accounting perspective, the rate of acceleration is less than experienced last year. Health care costs are expected to grow at double-digit rates in 2004.

In 2004 we project spending approximately $40 million on capital expenditures and strategic R&D projects that will further enhance our ability to compete in our core business. This is a record outlay for Libbey, but a necessary commitment for our future. A focus of this effort is improved inspection techniques and enhanced robotic applications in our glass factories. This year will prove our pilot program, and we plan a systematic roll out in the years ahead.

Improved warehouse management systems, utilizing advanced software applications, are planned at our glass distribution centers with installation beginning in the third quarter of 2004. Final completion is projected for 2005. And as these projects prove themselves domestically, further roll out to Royal Leerdam in the Netherlands is contemplated. Consolidation of our off-site warehouses is also envisioned in the USA, as well as at Royal Leerdam in the Netherlands. These projects will start this year.

In the marketplace Libbey will continue to lead with its commitment to solid and innovative new product development. We view this as a core competency of the Company. Our customers expect it, and the competitive environment necessitates our continued excellence in this facet of our business. Also, in the second year of owning Royal Leerdam and Traex, we look to advance the integration and consequent contributions of these acquisitions.

Turning to corporate governance, the significant demands put upon public companies in this era of increased scrutiny and the obligations under Sarbanes-Oxley are yet another added dimension facing our Company. Despite the cost burdens associated with this effort, Libbey welcomes these developments. Our Board of Directors is keenly aware of its fiduciary duties, and the recent additions of Deborah Miller and Carlos Duno only enhance the overall strength of the Board in that regard. Their broad and varied backgrounds will serve the Company well.

Our markets change, the international perspective of our Company accelerates, and the demands and pressures on our people mount. Since the events of September 11th, it is acknowledged that the scope of our business challenges have only grown. Our Company, our economy, and our country have come through some difficult circumstances. Our resolve is to build upon the lessons learned and all that we have encountered.

Throughout the years we have not wavered from our focus to build on the strengths and competencies of Libbey, while looking for those strategic opportunities and investments that will enhance our Company and your investment in it. At the forefront of this are our people, and I can assure you our commitment to training and management development continues. Our vision to be "World Class, Second to None" continues. In all that we do.

During 2003 we marked our tenth anniversary as an independent public company. I thank our investors for their support, and all of our committed people throughout Libbey for their continued efforts. While progress has been made, considerable opportunity remains.

At Libbey, the year 2004 is positioned as a year of accountability and execution. Our goals are well defined. We are committed to winning in a worldwide market, and encouraged by the future.

John F. Meier
Chairman and Chief Executive Officer
March 19, 2004

A Strong Brand Identity

Libbey continues to be the most recognized brand name in glassware. When consumers think glassware, they think Libbey. This brand recognition extends to our foodservice customers as well and can be attributed to our long history of producing quality glassware for retail and foodservice customers throughout the United States and, increasingly, throughout the world.

Complementing product quality is our glass color selection, among the most extensive in the world, new product introductions, attractive and innovative package design, and our service capabilities. Libbey continues its commitment to a dynamic new product development program. Of 2003 glass sales, 28% of all units and 25% of all revenues were the result of new products launched in the last 24 months.

The Libbey® logo on a package assures our customers that they will be getting the quality and style they have come to depend on. Selective advertising programs are used to communicate product attributes and to reinforce brand identity as Libbey strives to win in a worldwide market.



Brenda Bennett
Vice President of Consumer Marketing

"Whether it's through advertising or packaging, the Libbey name remains clear and focused."



Libbey's cooperative advertising programs coupled with trade placement are utilized to communicate product attributes and build brand identity with both the trade and the consumer.

2.,3. Libbey continues to introduce new designs to the consumer market in clear and distinctive packaging, allowing for consistent merchandising statements.




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fundamentals

3.



Foodservice accounts receive warehouse-friendly packaging with item numbers and product silhouettes clearly printed next to the Libbey logo.


9203RL
1 DOZEN
1 DOUZAINE
1 DOCENA

Great Relationships with Key Customers

Libbey knows that our success starts with our customers. In 2003 we continued to help them succeed with new products, improved service and the sales support and resources they needed to reinforce Libbey as the supplier of choice.

The year 2003 was another successful year in building stronger relationships with our key customers. Libbey was named the supplier of choice with several foodservice distributors, which should result in increased sales in 2004. In a tough economic environment, our sales to retail customers finished the year strongly and set an all time record in 2003. In a recovering foodservice environment, we cemented closer strategic relationships with major foodservice distributors that are expected to drive increased revenue and profits in 2004. Our customers continue to clearly differentiate Libbey as the supplier of choice, for glassware, dinnerware, flatware and plastic racks.

Our customers have seen that Libbey's new products are winning for them in the marketplace. The reliability of order processing, shipping and overall service allows our customers to depend on Libbey. We continue to make it easier to do business with Libbey and succeed with our products by improving new product speed to market, reducing errors and streamlining order fulfillment processes. By understanding our customers' needs and doing what it takes to meet those needs, Libbey employees are establishing and solidifying great relationships with our customers to win in a worldwide market.



Dan Ibele
Vice President, General Sales Manager

"We've earned the trust of our customers by demonstrating our awareness of retail and foodservice trends and their importance to the markets."



Handmade items from overseas complement the breadth and assortment of glassware offered to the Libbey buyer.

Glass jars used for wax fill, perishable consumables, and other special markets are offered in mixed shapes and sizes for our industrial customers.









Crisa's machine and hand-made manufacturing capabilities result in distinct shapes and mixed colors in their product lines.

Candlesticks offered in assorted colors, sizes, and shapes strengthen and add freshness to the Home Décor line.

The "Essence" line, introduced in 2003, expanded Libbey's offering of serveware pieces to the market.



Acquisitions Are Taking Off

2003 included the results of two important acquisitions made in December of 2002. Royal Leerdam, one of the largest glass stemware producers in the world, and Traex, a recognized supplier of plastic foodservice supplies, both made positive contributions in 2003.

Their contribution of $0.19 per diluted share to 2003 earnings was at the high end of the $0.15 to $0.20 range announced as their expected contribution in January 2003, shortly after the acquisitions were made.

Royal Leerdam's elegant, upscale stemware is truly a complement to Libbey's glassware offerings. The Traex plastic assortment adds to Libbey's comprehensive product offering to foodservice customers. The success in selling these products is enhanced by utilizing the Company's extensive sales and distribution network, which is among the largest in the foodservice supply industry.



Both of these acquisitions, as have all of the acquisitions completed by the Company since 1993, fit under one of the two major initiatives established under Libbey's long-term strategic plan.

- ***Position Libbey as a more prominent producer of glass tableware globally.***
- ***Broaden Libbey's product offering of supply items sold to the foodservice industry.***

Additional resources have been dedicated to realizing these initiatives with a new organizational structure put in place in 2003, adding emphasis to our international strategy. Libbey now has "feet on the street" in North America, Europe and the Far East. Sales dollars of products produced outside of the United States totaled over $150 million in 2003.

Libbey's access to multiple channels of distribution for its products, both domestically and abroad, provides new markets for the products sold by Royal Leerdam and Traex. Continued growth and increasing positive earnings contributions are expected as these new pieces are put together with existing businesses to win in a worldwide market.

World Tableware continues to make strides in broadening Libbey's go-to-market strategy.

Traex complements our range of products in foodservice, rounding out the Libbey offering our distributors can supply.

As planned, Libbey is utilizing its relationships in key markets to expand Royal Leerdam sales.









New kiln technology and processing systems aided in the introduction of over 140 items at Syracuse China.

Complementing Libbey's existing retail brand image, the USA Royal Leerdam packaging transition is complete.



Everything Is in Place for a Move Up

As we look ahead to 2004, we are confident that the pieces are being put together to win in a worldwide market. We are seeing many signs that the economy is moving in the right direction. The economic outlook calls for increased travel and tourism and an improvement in overall foodservice trends. Libbey will benefit from its large, installed base in the foodservice channel of distribution as overall activity increases.

The strength of the Libbey® brand name will continue to drive revenue growth in the new year. The consumer and the restaurateur will come back time and time again to the name and quality they can trust.

With Libbey's continued commitment to new product development, we have already been awarded new business in 2004 from major customers. Success with our key customers is expected to be even more evident in 2004. Our customers have come to rely on Libbey to lead with innovative new products, and we will not disappoint them.

Our acquisitions are delivering. Traex and Royal Leerdam both had positive impacts in 2003. In our second full year of owning these companies, we will continue to benefit from the integration and growing contributions of these acquisitions.

In 2003, Libbey increased its dividend to its shareholders by 33%. We also took advantage of the attractive interest rate environment and completed the issuance of $100 million of privately placed senior notes. The proceeds of the note issuance were used to retire shorter-term bank debt. The Company also repurchased 1,500,000 shares of its common stock pursuant to a modified Dutch auction tender offer in another enhancement to shareholder value.

Truly we are now ready to move to the next level as we have put the pieces in place to win in a worldwide market.



Carlos Duno
Libbey Board Member

"I am excited about the increased efforts the Company is taking on the International front. There are some key opportunities that Libbey can develop in the years ahead."



Debbie Miller
Libbey Board Member

"Information technology is becoming a core competency of the Company. Libbey continues to push aggressively with I.T. applications that will enhance their customer relationships."

Libbey®

TRAEX®
Libbey FOODSERVICE Company

Syracuse®
CHINA
Libbey FOODSERVICE Company

WORLD®
TABLEWARE
Libbey FOODSERVICE Company

royal leerdam®

Crisa®

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1994	1993
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	$333,988	$302,923
Freight billed to customers [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]				—	—
Total revenues	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	335,880	304,692
Cost of sales	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	238,885	217,531
Selling, general and administrative expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	54,191	49,585	44,640	[illegible]	37,772	33,456
Capacity realignment charges	—	—	—	—	891	20,046	—	—	—	—	—
Income from operations	42,246	53,501	72,440	81,598	28,234	43,562	70,439	67,196	63,184	59,223	53,705
Equity earnings — pretax	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	12,300	5,843	—	—	—	—
Expenses related to abandoned acquisition	—	[illegible]	—	—	—	—	—	—	—	—	—
Other income (expenses) — net	[illegible]	[illegible]	[illegible]	[illegible]	12	1,493	(732)	1,302	499	(230)	16
Earnings before interest and income taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	57,155	75,570	68,498	[illegible]	58,993	53,721
Interest expense — net	13,436	[illegible]	9,260	[illegible]	[illegible]	12,674	14,840	14,962	13,974	13,797	23,064
Income before income taxes	34,204	[illegible]	[illegible]	80,479	[illegible]	44,481	60,730	53,536	49,709	45,196	30,657
Provision for income taxes	[illegible]	[illegible]	[illegible]	[illegible]	31,175	19,038	24,604	20,986	19,685	18,509	12,974
Net income [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	25,443	36,126	32,550	30,024	26,687	17,683
Net cash provided by operating activities	[illegible]	[illegible]	51,308	[illegible]	68,956	52,232	38,616	60,213	29,054	42,956	37,639
Per-Share Amounts											
Basic net income	[illegible]	[illegible]	[illegible]	[illegible]	2.69	1.45	[illegible]	2.16	[illegible]	1.78	1.18
Diluted net income	2.11	[illegible]	[illegible]	[illegible]	2.64	1.42	2.27	2.12	1.97	1.76	1.18
Dividends paid	[illegible]	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.075
Other Information											
EBIT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	57,155	75,570	68,498	63,683	58,993	53,721
Depreciation	25,487	[illegible]	15,157	[illegible]	[illegible]	[illegible]	[illegible]	19,275	[illegible]	15,077	13,479
Amortization [illegible]	2,682	1,881	[illegible]	4,297	[illegible]	3,654	3,070	2,210	1,273	1,199	1,199
EBITDA [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	95,466	89,983	81,841	75,269	68,399
Capital expenditures	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	18,408	15,386	20,196	17,361	12,485
Dividends paid	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4,550	4,511	[illegible]	4,500	1,125
Employees (average) [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	4,110	[illegible]	3,463	3,058
Balance Sheet Data											
Total assets	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	265,081	249,014
Working capital [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	41,263	38,645
Long-term debt [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	300,380	[illegible]	[illegible]	213,999	236,625
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	(75,073)	(95,454)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Libbey Inc. Directors



William A. Foley, Terence P. Stewart, Richard I. Reynolds, John F. Meier, Carol B. Moerdyk, Gary L. Moreau, Peter C. McC. Howell, Carlos V. Duno, Deborah G. Miller

William A. Foley

William A. Foley is a Partner in Learning Dimensions LLC and Co-founder of Entrenu Holdings LLC. From July 1993 until April 2002, he was Chairman of the Board, President and Chief Executive Officer of LESCO, Inc. Mr. Foley has been a director of the Company since 1994 and currently serves as Chairman of the Compensation Committee. He is also a director of Blonder Home Furnishing, Inc. and FLX Micro.

Terence P. Stewart

Terence P. Stewart is managing partner of the Washington D.C.-based law firm of Stewart and Stewart where he has been employed since June 1976. Mr. Stewart is a member of a number of bar associations, including the Customs and International Trade Bar, the American Bar Association and is admitted to numerous courts including the U.S. Supreme Court and the U.S. Court of International Trade. Mr. Stewart has been a director of the Company since 1997.

Richard I. Reynolds

Richard I. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. Prior to June 1993, Mr. Reynolds was Director of Finance and Administration since 1989. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.

John F. Meier

John F. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company. Mr. Meier has been a director of the Company since 1987.

Carol B. Moerdyk

Carol B. Moerdyk is Senior Vice President of Boise Cascade Office Products Corporation. She served as that company's Chief Financial Officer from 1995 to February 1998 and as Senior Vice President, North American and Australasian Contract Operations from February 1998 through 2003. Currently, Ms. Moerdyk is engaged in Boise's integration with OfficeMax, Inc., which was acquired by Boise in December 2003. Ms. Moerdyk has been a director of the Company since 1998 and currently serves as Chairman of the Audit Committee.

Gary L. Moreau

Gary L. Moreau is currently a writer, lecturer, and advisor in the areas of management and corporate governance. Prior to this, Mr. Moreau served as President of Pratt's Hollow Advisors LLC, a business consulting company. Mr. Moreau was President and Chief Executive Officer of Lionel L.L.C., a position he held from January 1996 until July 1999. From 1991 until that time, Mr. Moreau served as President and Chief Operating Officer of Oneida Ltd., an international diversified manufacturer and marketer of consumer and international tableware and giftware. He is a member of the Board of Directors of GSW Inc. Mr. Moreau has been a director of the Company since 1996.

Peter C. McC. Howell

Peter C. McC. Howell is the former Chairman and Chief Executive Officer of Signature Brands USA, Inc., a position he held from 1994 to 1997. From 1989 until 1994, Mr. Howell was President and Chief Executive Officer of Mr. Coffee, inc. Mr. Howell is a member of the Board of Directors of Global-Tech Appliances, Inc. Mr. Howell has been a director of the Company since 1993 and currently serves as Chairman of the Nominating and Governance Committee.

Carlos V. Duno

Carlos V. Duno currently serves as Chairman and Chief Executive Officer of Clean Fuels Technology, a leading developer of emulsified fuels for transportation and power generation applications. From July 1995 to May 2001, Mr. Duno served at Vitro S.A. in Monterrey, Mexico, as President, Business Development and Planning. Prior to 1995, Mr. Duno served in senior domestic and international management roles since 1982, while the first ten years of his career included international assignments with McKinsey and Co., as well as Eli Lilly. Mr. Duno joined the Board in 2003 and is also a member of the Board of Directors of Clean Fuels Technology.

Deborah G. Miller

Deborah G. Miller is the Chief Executive Officer of Enterprise Catalyst Group, a consulting firm specializing in high technology and biotechnology transformational applications. Prior to joining Enterprise Catalyst Group, Ms. Miller was the President and CEO of Egenera in Boston from 2002-2003. Ms. Miller's experience in high technology spans three decades, including seventeen years at IBM. In addition, her career has included senior leadership positions at Digital Equipment and Silicon Graphics. Ms. Miller joined the Board in 2003 and also serves on the Board of Directors of Sentinel Group Funds, Inc.

Libbey Inc. Officers



Left to right: Scott M. Sellick, Daniel P. Ibele, Timothy T. Paige, Susan A. Kovach, John F. Meier, Kenneth G. Wilkes, John A. Zarb, Richard I. Reynolds, Arthur H. Smith, Kenneth A. Boerger

Scott M. Sellick

Mr. Sellick has served as Vice President, Chief Financial Officer since May 2003. Prior to his current position, Mr. Sellick was Libbey's Director of Tax and Accounting from May 2002. From August 1997 to May 2002, he served as Director of Taxation. Before joining the Company in 1997, Mr. Sellick was Tax Director for Stant Corporation and worked in public accounting for Deloitte & Touche in the audit and tax areas.

Daniel P. Ibele

Mr. Ibele was named Vice President, General Sales Manager of the Company in March 2002. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey since 1995. Since joining Libbey in 1983, Mr. Ibele has held various marketing and sales positions.

Timothy T. Paige

Mr. Paige has been Vice President-Administration since December 2002. Prior to his current position, Mr. Paige had been Vice President and Director of Human Resources of the Company since January 1997. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.

Susan A. Kovach

Ms. Kovach joined Libbey in December 2003 as Vice President, Associate General Counsel. Prior to joining Libbey, Ms. Kovach was a partner in Dykema Gossett, PLLC, a large, Detroit-based law firm from 2001 to 2003. Ms. Kovach served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. From 1998 to 2000 she also held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia.

John F. Meier

Mr. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company. Mr. Meier has been a director of the Company since 1987.

Kenneth G. Wilkes

Mr. Wilkes has served as Vice President, General Manager International Operations since May 2003 and Vice President and Chief Financial Officer of the Company from November 1995 to May 2003. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the Company. Prior to joining the Company, Mr. Wilkes was a Senior Corporate Banker, Vice President of The First National Bank of Chicago.

John A. Zarb

Mr. Zarb has been Vice President and Chief Information Officer of the Company since April 1996. Prior to joining the Company, Mr. Zarb was employed by Allied Signal Inc. in information technology senior management positions in Europe and the U.S.

Richard I. Reynolds

Mr. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. Prior to June 1993, Mr. Reynolds was Director of Finance and Administration since 1989. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.

Arthur H. Smith

Mr. Smith has served as Vice President and General Counsel of the Company since June 1993 and as Secretary of the Company since March 1987. Prior to joining Libbey, Mr. Smith had been employed by Owens-Illinois, Inc., Libbey's former parent company, since 1968 in various legal positions. Mr. Smith has been involved in the Company's legal affairs since 1975.

Kenneth A. Boerger

Mr. Boerger has been Vice President and Treasurer since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980 when he joined Owens-Illinois, Inc., Libbey's former parent company.

Corporate Address
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100

Transfer Agent and Registrar
The Bank of New York (telephone 1-800-524-4458) acts as both Transfer Agent and Registrar for the Company. Address shareholder inquiries to:

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258, U.S.A.

Send certificates for transfer and address changes to:
The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, New York 10286-1002, U.S.A.
E-mail Address: Shareowner@bankofny.com

Auditors
Ernst & Young LLP, Toledo, Ohio, are the independent auditors for the Company.

Form 10-K
Copies of the Company's Annual Report on Form 10-K are available free of charge through the Company's website: www.libbey.com. In addition, the Company will provide without charge to any person who is a beneficial owner of its shares a copy of Libbey's 2003 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to:
Libbey Inc.
Investor Relations
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060

Annual Meeting
The annual shareholders meeting of Libbey Inc. will be 11:00 a.m. on May 6, 2004, and will be held in Syracuse, New York, at:
Syracuse China Company
2900 Court Street
Syracuse, NY 13208

Stock Exchange
Libbey Inc. stock is listed for trading on the New York Stock Exchange under the symbol "LBY."

Market for Common Stock
The price range for the Company's common stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

	2003		2002	
	High	**Low**	High	Low
First Quarter	**$27.50**	**$22.08**	$40.10	$31.35
Second Quarter	**$25.40**	**$20.30**	$40.00	$32.88
Third Quarter	**$29.65**	**$22.70**	$34.08	$26.80
Fourth Quarter	**$29.89**	**$26.23**	$31.86	$23.72

As of March 1, 2004, there were 965 registered common shareholders of record. The Company pays a regular quarterly cash dividend of $0.10 per share, or $0.40 per year. The declaration of future dividends is within the discretion of the Board of Directors of the Company and will depend upon, among other things, business conditions, earnings and the financial condition of the Company.

Stock Purchase and Sale Plan
The Bank of New York, the Transfer Agent for Libbey Inc., has made available a Direct Stock Purchase and Sale Plan, BuyDIRECT℠. The Plan provides registered shareholders and interested first-time investors the opportunity to purchase and sell shares of the Company's common stock, reinvest dividends and deposit their certificates into the Plan for safekeeping. Existing shareholders can request enrollment material by calling The Bank of New York at 1-800-524-4458. Shareholder questions and requests for forms are also available by visiting The Bank of New York's Website at http://www.stock.bny.com. Interested investors who would like enrollment material should call The Bank of New York at 1-800-524-4458.
℠ BuyDIRECT is a service mark of The Bank of New York.

Additional Information
For additional information, contact:
Kenneth A. Boerger, Vice President and Treasurer
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2279
e-mail: stock@libbey.com
Or visit our website at www.libbey.com

Libbey Inc. Form 10-K Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-12084

LIBBEY INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	34-1559357 (IRS Employer Identification No.)
300 Madison Avenue, Toledo, Ohio (Address of Principal Executive Offices)	43604 (Zip Code)

(419) 325-2100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes __X__ No _____

The aggregate market value (based on the consolidated tape closing price on June 30, 2003) of the voting stock beneficially held by non-affiliates of the registrant was approximately $304,152,961. For the sole purpose of making this calculation, the term "non-affiliate" has been interpreted to exclude directors and executive officers of the registrant. Such interpretation is not intended to be, and should not be construed to be, an admission by the registrant or such directors or executive officers that any such persons are "affiliates" of the registrant, as that term is defined under the Securities Act of 1934.

The number of shares of common stock, $.01 par value, of the registrant outstanding as of March 1, 2004 was 13,637,660.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 9, 10, 11, 12, 13 and 14 of Form 10-K is incorporated by reference into Part III hereof from the registrant's Proxy Statement for The Annual Meeting of Shareholders to be held Thursday, May 6, 2004 ("Proxy Statement").

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Libbey Inc. (Libbey or the Company) is a leading supplier of tableware products in the U.S., Canada and the Netherlands. The products are also exported to more than 75 countries. Libbey designs and markets, under the LIBBEY® brand name, an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, and plastic items. Through its subsidiary B.V. Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam), Libbey manufactures and markets high-quality glass stemware under the Royal Leerdam® brand name. Libbey also manufactures and markets ceramic dinnerware under the Syracuse® China brand name through its subsidiary Syracuse China. Through its World Tableware subsidiary, Libbey imports and sells flatware, holloware and ceramic dinnerware. Libbey designs, manufactures and distributes an extensive line of plastic items for the foodservice industry under the Traex® brand name through its subsidiary Traex Company. Through its joint venture, Vitrocrisa Holding, S. de R.L. de C.V. and related Mexican companies (Vitrocrisa), the Company has established reciprocal distribution agreements, giving Libbey exclusive distribution rights for Vitrocrisa's glass tableware products under the Crisa® brand name in the U.S. and Canada, and Vitrocrisa the exclusive distribution rights for Libbey's glass tableware products in Latin America.

In late 2002, the Company completed two acquisitions: Libbey acquired Traex Company, a manufacturer and marketer of plastic products, including ware washing and storage racks, trays, dispensers and organizers for the foodservice industry. In a separate transaction, the Company acquired Royal Leerdam and its wholly owned subsidiary Leerdam Crystal B.V. (Leerdam Crystal). Royal Leerdam is a leading producer and marketer of high-quality glass stemware in the world. Leerdam Crystal manufactures and markets various handmade crystal items.

Acquisitions have been and will be an important part of the strategy to grow sales and profits. The Company's strategy is to be a more global provider of glass tableware and a provider of a broader supply of products to the foodservice industry. This strategy is primarily focused on two fronts: 1) acquiring foodservice supply companies, enabling Libbey to become a broader supplier of products to its foodservice distributors; and 2) leveraging its proprietary glass-making technology through joint ventures, outright acquisitions and new green meadow facilities for international glass tableware manufacturing.

The acquisitions of the business of Libbey Canada (1993) and the joint venture investment in Vitrocrisa (1997) have made Libbey a leading supplier of glass tableware in North America. The acquisitions of Syracuse China (1995), World Tableware (1997) and Traex (2002) have expanded the Company's portfolio of foodservice supply products. The acquisition of Royal Leerdam (2002) has increased Libbey's global presence for glass stemware.

Products

Libbey's tableware products consist of glass tableware, ceramic dinnerware, metal flatware, metal holloware and plastic items. Libbey's glass tableware includes tumblers, stemware (which includes wine glasses), mugs, plates, bowls, ashtrays, bud vases, salt and pepper shakers, canisters, candle holders and various other items. The Company's plastic items include ware washing and storage racks, trays, dispensers, beverage pitchers and various other items.

Vitrocrisa's glass tableware product assortment includes the product types produced by Libbey, glass bakeware and handmade glass tableware. In addition, Vitrocrisa products include glass coffee pots, blender jars, meter covers and other industrial glassware sold principally to original equipment manufacturers.

Libbey sells high-quality stemware, including wine glasses, through its subsidiary, Royal Leerdam. Libbey also has an agreement to be the exclusive distributor of Luigi Bormioli glassware in the U.S. and Canada to foodservice users. Luigi Bormioli is a highly regarded supplier of high-end glassware, which is used in the finest eating and drinking establishments. Through its Syracuse China and World Tableware subsidiaries, Libbey sells a wide range of ceramic dinnerware products. These include plates, bowls, platters, cups, saucers and other tableware accessories. Its World Tableware subsidiary provides Libbey an extensive selection of metal flatware. These include knives, forks, spoons and serving utensils. In addition, World Tableware sells metal holloware, which includes serving trays, chafing dishes, pitchers and other metal tableware accessories. Through its Traex subsidiary, Libbey sells a wide range of plastic products. These include ware washing and storage racks, trays, dispensers and organizers for the foodservice industry.

Sales in the United States

Approximately 77% of Libbey's sales are to customers located in the United States and are sold for a broad range of uses (for industry segment information for the last three fiscal years, see Note 15 to the Consolidated Financial Statements). Libbey sells both directly to end users of the product and through networks of distributors and utilizes both a direct sales force and manufacturers' representatives. Libbey has the largest manufacturing, distribution and service network among North American glass tableware manufacturers.

Libbey defines the U.S. glass tableware market to include glass beverageware, ovenware, cookware, dinnerware, serveware, floral items, items used for specialized packaging, handmade glassware and lead crystal valued at less than $5 per piece. Libbey has, according to management estimates, the leading market share in glass tableware sales in U.S. foodservice applications. The majority of Libbey's tableware sales to foodservice end users are made through a network of approximately 500 foodservice distributors. The distributors, in turn, sell to a wide variety of foodservice establishments, including national and regional hotel chains, national and regional restaurant chains, independently owned bars, restaurants and casinos. Syracuse China, World Tableware and Traex are recognized as long-established suppliers of high quality ceramic dinnerware, flatware and plastic items, respectively. They are among the leading suppliers of their respective product categories to foodservice end users.

Libbey's leading customers in retail are national discount retailers. In recent years, Libbey has been able to increase its total sales by also increasing its sales to specialty housewares stores. With this expanded retail representation, Libbey is better positioned to successfully introduce profitable new products. Libbey also sells imported dinnerware to retailers in the United States and Canada under the LIBBEY® brand name. Libbey sources this ceramic dinnerware by leveraging the relationships it has with its existing suppliers for World Tableware products for foodservice applications. Libbey operates outlet stores located at or near each of its glassware and ceramic dinnerware manufacturing locations.

Libbey is a major supplier of glassware for industrial applications in the U.S., according to management estimates. Industrial uses include candle and gift packaging, floral purposes and lighting. The craft industries and gourmet food packing companies are also industrial consumers of glassware. Libbey has expanded its sales to industrial users by offering ceramic and metal ware items. Libbey believes that its success with industrial applications is based on its extensive manufacturing and distribution network, which enables it to provide superior service, and its broad product offering, which allows Libbey to meet its customers' desire for differentiated glassware products. The production capabilities and broad product portfolio of Vitrocrisa has enabled Libbey to expand its product offering for its industrial customers.

Another application of Libbey's products is for use as a premium. Fast-food restaurant chains use glassware as incentives or premiums, as an example. Libbey believes that its success with premium customers is dependent upon custom design, varied production capabilities and the ability to produce large quantities of product in a short period of time.

International Expansion and Non-U.S. Sales

Libbey exports its products through independent agents and distributors to over 75 countries around the world, competing in the tableware markets of Latin America, Asia and Europe. Through its export operation, Libbey sells its tableware products to foodservice, retail and premium customers internationally.

Libbey's non-U.S. sales represent approximately 23% of total sales in 2003. Libbey believes that expanding its sales to export markets represents an important growth opportunity for the future. Refer to Note 15 to the Consolidated Financial Statements for further information.

The acquisition of Royal Leerdam has increased Libbey's penetration in the global market for glass stemware and, in addition, expanded the selection of glass tableware products offered by Libbey to customers world wide.

Libbey currently has technical service agreements with foreign glass tableware companies. These agreements cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales and administration. During 2003, Libbey's technical assistance agreements and licenses produced royalties of $3.0 million.

Manufacturing

Libbey owns and operates three glass tableware manufacturing plants in the United States located in Toledo, Ohio; Shreveport, Louisiana; City of Industry, California; and a glass tableware manufacturing plant in Leerdam, the Netherlands. Libbey owns and operates a ceramic dinnerware plant in Syracuse, New York, and a plastics plant in Dane, Wisconsin. Libbey operates distribution centers located at or near each of its manufacturing facilities (See "Properties"). In addition, Libbey operates distribution centers for its Vitrocrisa-supplied products in Laredo, Texas, and World Tableware products near Chicago, Illinois.

The glass tableware manufacturing and distribution centers are strategically located (geographically) to enable Libbey to supply significant quantities of its product to virtually all of its customers in a short period of time. Libbey is the only glass tableware producer operating more than two manufacturing facilities in the United States.

The manufacture of Libbey's glass tableware products involves the use of automated processes and technologies in the manufacturing and warehousing processes. Much of Libbey's glass tableware production machinery was designed by Libbey and has evolved and been continuously refined to incorporate technology advancements. Libbey believes that its production machinery and equipment continue to be adequate for its needs in the foreseeable future, but continues to invest in equipment to further increase its production and distribution efficiency and reduce its cost profile.

Libbey's glass tableware products generally are produced using one of two manufacturing methods or, in the case of certain stemware, a combination of such methods. Most of Libbey's tumblers, stemware and certain other glass tableware products are produced by forming molten glass in molds with the use of compressed air and are known as "blown" glass products. Libbey's other glass tableware products and the stems of certain of its stemware are "pressware" products, which are produced by pressing molten glass into the desired product shape.

Ceramic dinnerware is also produced through the forming of raw materials into the desired product shape and is either manufactured at Libbey's Syracuse, New York, production facility or imported by World Tableware primarily from China, Malaysia and Bangladesh. All metal flatware and metal holloware are sourced by Libbey's World Tableware subsidiary primarily from China. Plastic products are also produced through the forming of raw materials into the desired shape and are manufactured at Libbey's Dane, Wisconsin, production facility or imported primarily from Taiwan, China and Malaysia.

Libbey employs a team of engineers whose responsibilities include efforts to improve and upgrade Libbey's manufacturing facilities, equipment and processes. In addition, they provide engineering required to manufacture new products and implement the large number of innovative changes continuously being made to Libbey's product designs, sizes and shapes.

Historically, raw materials used by Libbey, which are principally sand, lime, soda ash, clay, resins and colorants, have been available in adequate supply from multiple sources. However, for certain raw materials, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. Such shortages have not previously had, and are not expected to have, a material adverse effect on Libbey's operations in the future. Natural gas is a primary source of energy in Libbey's production processes, and variability in the price for natural gas can have an impact on its profitability. Historically, the Company has used natural gas hedging contracts to partially mitigate this impact.

Sales and Marketing

Libbey has its own sales staff of over 100 Libbey sales professionals located in various metropolitan areas throughout the U.S., Canada and the Netherlands who call on customers and distributors. In addition, Libbey retains the services of manufacturing representatives' organizations to assist in selling its products. Libbey also maintains an export sales group covering other geographic markets. The vast majority of Libbey's tableware sales to foodservice end users are made through approximately 500 distributors, who serve a vital function in the distribution of Libbey's products and with whom Libbey works closely in connection with marketing and selling efforts. Most of Libbey's retail, industrial and premium market sales are made directly by Libbey's sales force.

Libbey also has a marketing staff located at its corporate headquarters in Toledo, Ohio, engaged in developing strategies relating to product development, pricing, distribution, advertising and sales promotion.

Customers

The customers for Libbey's tableware products include approximately 500 foodservice distributors. In addition, Libbey sells to mass merchants, department stores, retail distributors, national retail chains and specialty housewares stores, supermarkets and industrial companies and others who use Libbey's products for promotional and other private uses. No single customer accounts for 10% or more of Libbey's sales, although the loss of any of Libbey's major customers could have a meaningful effect on Libbey. Sales for premium applications, which totaled 1% of net sales in 2003, tend to be more unpredictable from year to year; and Libbey is less dependent on such business than it is on sales to foodservice, retail and industrial customers.

Competitors

Libbey's business is highly competitive, with the principal competitive factors being customer service, brand name, product quality, new product development, delivery time and price. Competitors in glass tableware include among others Arc International, a private French company; Indiana Glass Company (a unit of Lancaster Colony Corporation); Oneida Ltd.; Anchor Hocking (a unit of Newell Rubbermaid Inc.) and Bormioli Rocco Group. Arc International distributes glass tableware to U.S. foodservice customers through its subsidiary, Cardinal International, Inc. Indiana Glass Company manufactures in the United States and sells glassware. Oneida Ltd. operates by sourcing glass tableware from foreign manufacturers, including Pasabahce (Turkey) and Schott (Germany). Anchor Hocking is primarily a supplier of glass beverageware and bakeware to retail and industrial markets in the U.S. Bormioli Rocco Group manufactures glass tableware in Europe and most of its sales are to retail and foodservice customers in Europe. In recent years, Libbey has experienced increasing competition from foreign glass tableware manufacturers, including Arc International (France), Kedaung (Indonesia), and Pasabahce (Turkey) as well as various factories from the People's Republic of China. In addition, other materials, such as plastics, also compete with glassware.

Competitors in U.S. ceramic dinnerware include, among others, Homer Laughlin (a private U.S. company) and Rego China and Buffalo China (brands of Oneida Ltd.). Competitors in metal flatware are Oneida Ltd. and various importing companies. Competitors in plastic products are, among others, Cambro Manufacturing Company (a private U.S. company) and Carlisle Companies Incorporated. Some of Libbey's competitors have the ability to produce products at a lower cost and/or have substantially greater financial and other resources than Libbey.

Patents, Trademarks and Licenses

Based upon market research and market surveys, Libbey believes its Libbey trade name as well as product shapes and styles enjoy a high degree of consumer recognition and are valuable assets. Libbey believes that the Libbey, Syracuse China, World Tableware, Royal Leerdam and Traex trade names are material to its business.

Libbey has rights under a number of patents which relate to a variety of products and processes. Libbey does not consider that any patent or group of patents relating to a particular product or process is of material importance to its business as a whole.

Seasonality

Due primarily to the impact of consumer buying patterns and production activity, Libbey's profits tend to be strongest in the third quarter and weakest in the first quarter of each year. As a consequence, profits historically range between 30% and 50% in the first half of each year and 50% to 70% in the second half of the year.

Environmental Matters

Libbey's operations, in common with those of industry generally, are subject to numerous existing and proposed laws and governmental regulations designed to protect the environment, particularly regarding plant wastes and emissions and solid waste disposal. Libbey has shipped, and continues to ship, waste materials for off-site disposal. However, Libbey is not named as a potentially responsible party with respect to any waste disposal site matters pending prior to June 24, 1993, the date of Libbey's initial public offering and separation from Owens-Illinois, Inc. (Owens-Illinois). Owens-Illinois has been named as a potentially responsible party or other participant in connection with certain waste disposal sites to which Libbey may also have shipped wastes and bears some responsibility. Owens-Illinois has agreed to defend and hold harmless the Company against any costs or liabilities it may incur in connection with any such matters identified and pending as of June 24, 1993 and to indemnify it for any liability which results from these matters in excess of $3 million. Libbey believes that if it is necessary to draw upon this indemnification, collection is probable.

Pursuant to this indemnification agreement, Owens-Illinois is defending the Company with respect to the King Road landfill. In January 1999, a suit was instituted by the Board of Lucas County Ohio Commissioners against Owens-Illinois, the Company and numerous other defendants (59 companies named in the complaint as potentially responsible parties) in the United States District Court for the Northern District of Ohio seeking to recover contribution for past and future costs incurred by the County in response to the release or threatened release of hazardous substances at the King Road landfill formerly operated and closed by the County. The complaint was dismissed without prejudice in October 2000 and at the time of the dismissal, it was anticipated the suit would be refiled at a future date when more information as to the appropriate environmental remedy becomes available. However, as of this date, refiling of the suit does not appear imminent. In view of the uncertainty as to refiling of the suit, the numerous defenses which may be available against the County on the merits of its claim for contribution, the uncertainty as to the environmental remedy, and the uncertainty as to the number of potentially responsible parties, at the present time it is not possible to quantify any exposure the Company may have at King Road.

Subsequent to June 24, 1993, Libbey has been named a potentially responsible party at four other sites, all of which have been settled for immaterial amounts. No further sums are expected to be paid with respect to these sites unless unusual and unanticipated contingencies occur.

On October 10, 1995, Syracuse China Company, a wholly owned subsidiary of the Company, acquired from The Pfaltzgraff Co. and certain of its subsidiary corporations, the assets operated by them as Syracuse China. The Pfaltzgraff Co. entered into an Order on Consent effective November 1, 1994, with the New York State Department of Environmental Conservation (DEC) which requires Pfaltzgraff to prepare a Remedial Investigation and Feasibility Study (RI/FS) to develop a remedial action plan for the site (which includes among other items a landfill and wastewater and sludge ponds and adjacent wetlands located on the property purchased by Syracuse China Company) and to remediate the site. As part of the Asset Purchase Agreement, Syracuse China Company agreed to share a part of the remediation and related expense up to a maximum of 50% of such costs with a maximum limit for Syracuse China Company of $1,350,000 that has been paid. Notwithstanding the foregoing, Syracuse China Company is not a party to the decree. Construction of the approved remedy began in 2000 and was substantially completed in 2003.

In addition, Syracuse China Company has been named as a potentially responsible party by reason of its potential ownership of certain property adjoining its plant, which has been designated a sub-site of a superfund site. Libbey believes that any contamination of such sub-site was caused by and will be remediated by other parties at no cost to Syracuse China. Such other parties have acquired ownership of the sub-site, which should end any responsibility of Syracuse China with respect to the sub-site. In any event, any expense with respect to such sub-site for which Syracuse China may be deemed responsible would likely be shared with Pfaltzgraff pursuant to the Asset Purchase Agreement.

Libbey regularly reviews the facts and circumstances of the various environmental matters affecting the Company, including those which are covered by indemnification. Although not free of uncertainties, Libbey believes that its share of the remediation costs at the various sites, based upon the number of parties involved at the sites and the estimated cost of undisputed work necessary for remediation based upon known technology and the experience of others, will not be material to Libbey. There can be no assurance, however, that Libbey's future expenditures in such regard will not have a material adverse effect on Libbey's financial position or results of operations.

In addition, occasionally the federal government and various state authorities have investigated possible health issues that may arise from the use of lead or other ingredients in enamels such as those used by Libbey on the exterior surface of its decorated products.

Capital expenditures for property, plant and equipment for environmental control activities were not material during 2003. Libbey believes that it is in material compliance with all federal, state and local environmental laws, and Libbey is not aware of any regulatory initiatives that would be expected to have a material effect on Libbey's products or operations.

Number of Employees

Libbey employed approximately 3,800 persons at December 31, 2003. A majority of the glass tableware employees are U.S.-based hourly workers covered by six collective bargaining agreements that were entered into in the fourth quarter of 2001 and expire at various times during the second half of 2004 at two manufacturing locations and the fourth quarter of 2006 at a third manufacturing location. In June 2003, the American Flint Glass Workers Union (AFGWU) merged with the United Steel Workers Union (USWA). As a result, of the Company's six collective bargaining agreements for the U.S.-based hourly glass tableware workers, four bargaining agreements are now members of the USWA. Substantially all Royal Leerdam employees are covered by a collective bargaining agreement expiring in July 2004. The ceramic dinnerware hourly employees are covered by a collective bargaining agreement that expires in March 2006. Libbey considers its employee relations to be good.

Public Filings

Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available for no charge through the Company's website at www.libbey.com.

ITEM 2. PROPERTIES

The following information sets forth the location and size of the Company's principle manufacturing and warehousing facilities at December 31, 2003. The Company also operates warehousing facilities at or near each of its manufacturing facilities as well as at the warehousing centers set forth below:

Location	Square Feet Owned	Leased
Toledo, Ohio:		
Manufacturing	974,000	----
Warehousing	988,000	492,000
City of Industry, California:		
Manufacturing	288,000	----
Warehousing	60,000	307,000
Shreveport, Louisiana:		
Manufacturing	549,000	----
Warehousing	204,000	994,000
Syracuse, New York:		
Manufacturing	549,000	----
Warehousing	97,000	10,000
Dane, Wisconsin:		
Manufacturing	56,000	----
Warehousing	62,000	7,000
Leerdam, Netherlands:		
Manufacturing	162,000	
Warehousing	184,000	255,000
Warehousing Centers		
Laredo, Texas	149,000	172,000
West Chicago, Illinois	----	125,000

The Company's headquarters (Toledo, Ohio), some warehouses (various locations), sales offices (various locations) and an outlet store (Toledo, Ohio) are located in leased space.

All of the Company's manufacturing properties are currently being utilized for their intended purpose and are owned by the Company. The Company believes that its manufacturing facilities are well maintained and adequate for its planned production requirements at those facilities over the next three to five years.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various routine legal proceedings arising in the ordinary course of its business. No pending legal proceeding is deemed to be material to the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below are the names and the ages, positions and offices held (as of the date hereof), and a brief account of the business experience of each executive officer of the Company.

Name	Age	Position
John F. Meier Chairman and Chief Executive Officer	56	Chairman of the Board and Chief Executive Officer since June 1993; Executive Vice President and General Manager from December 1990 to June 1993.
Richard I. Reynolds Executive Vice President and Chief Operating Officer	57	Executive Vice President and Chief Operating Officer since November 1995; Vice President and Chief Financial Officer from June 1993 to November 1995; Vice President and Director of Finance and Administration from January 1989 to June 1993.
Arthur H. Smith Vice President, General Counsel and Secretary	68	Vice President, General Counsel and Secretary since June 1993; Secretary of the Company since 1987 and Senior Counsel and Assistant Secretary of Owens-Illinois, Inc. from 1987 to June 1993.
Kenneth G. Wilkes Vice President, General Manager International Operations	46	Vice President, General Manager International Operations since May 2003; Vice President and Chief Financial Officer from November 1995 to May 2003; Vice President and Treasurer from August 1993 to November 1995.
Scott M. Sellick Vice President and Chief Financial Officer	41	Vice President and Chief Financial Officer since May 2003. From May 2002 to May 2003, Director of Accounting and Taxation. From August 1997 to May 2002, Director of Taxation.
Kenneth A. Boerger Vice President and Treasurer	45	Vice President and Treasurer since July 1999. From 1994 to July 1999, Corporate Controller and Assistant Treasurer. From 1980 to 1994 held various financial and accounting positions.
John A. Zarb Vice President and Chief Information Officer	52	Vice President and Chief Information Officer since April 1996.
Daniel P. Ibele Vice President, General Sales Manager	43	Vice President, General Sales Manager since March 2002; Vice President, Marketing and Specialty Operations from September 1997 to March 2002; Vice President and Director of Marketing from 1995 to 1997. From 1983 to 1995 held various marketing and sales positions.
Timothy T. Paige Vice President-Administration	46	Vice President-Administration since December 2002; Vice President and Director of Human Resources from January 1997 to December 2002; Director of Human Resources from May 1995 to January 1997.
Susan A. Kovach Vice President, Associate General Counsel	44	Vice President, Associate General Counsel since December 2003. From 2001 to 2003 was a partner in Dykema Gossett, PLC. From 1998 to 2000 was Vice President, General Counsel and Corporate Secretary at Omega Worldwide, Inc. From 1997 to 2001, held the same position at Omega Healthcare Investors, Inc.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Libbey Inc. common stock is listed for trading on the New York Stock Exchange under the symbol **LBY**. The price range for the Company's common stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

	2003		2002	
	High	**Low**	High	Low
First Quarter	**$27.50**	**$22.08**	$40.10	$31.35
Second Quarter	**$25.40**	**$20.30**	$40.00	$32.88
Third Quarter	**$29.65**	**$22.70**	$34.08	$26.80
Fourth Quarter	**$29.89**	**$26.23**	$31.86	$23.72

On March 1, 2004, there were 965 registered common shareholders of record. The Company paid a regular quarterly cash dividend of $.075 per share beginning with the fourth quarter of 1993 through 2002. In January 2003, the Company increased its regular quarterly dividend from $.075 per share to $.10 per share. Therefore, in 2003, the Company paid $.10 per share per quarter, or an annual amount of $.40 per share, in dividends. The declaration of future dividends is within the discretion of the Board of Directors of the Company and will depend upon, among other things, business conditions, earnings and the financial condition of the Company.

Equity Compensation Plan Information:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance*
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,410,176	$29.60	424,429
Equity compensation plans not approved by security holders	0	0	0
Total	1,410,176	$29.60	424,429

*This total includes 395,565 securities available for future issuance under the Libbey Inc. 2002 Employee Stock Purchase Plan (ESPP) as of December 31, 2003. The amount of securities available for issue under this plan will increase each year by up to 100,000 common shares commencing January 1, 2004 and ending January 1, 2012 to an aggregate maximum of 1,350,000 common shares subject to issuance under the plan. As of December 31, 2003, there were no options, warrants or rights outstanding to purchase securities under this plan.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* and *Item 8. Financial Statements and Supplementary Data:*

Dollars in thousands, except per-share amounts	**2003[e]**	2002 [d]	2001	2000	1999
Operating Results					
Net sales	**$513,632**	$433,761	$419,594	$441,828	$460,592
Freight billed to customers	**1,965**	1,732	2,085	2,274	2,609
Total revenues	**518,619**	437,897	425,420	448,786	467,598
Cost of sales	**407,391**	327,565	307,255	306,003	324,242
Selling, general and administrative expenses	**68,479**	56,631	55,716	61,185	64,131
Capacity realignment charges	--	--	--	--	991
Income from operations	**42,749**	53,701	62,449	81,598	78,234
Equity earnings - pretax	**4,429**	6,379	6,384	12,016	8,857
Expenses related to abandoned acquisition	--	(13,634)	--	--	--
Other income (expenses)	**462**	(1,510)	(241)	(919)	13
Earnings before interest and income taxes (EBIT)	**47,640**	44,936	68,592	92,695	87,104
Interest expense -- net	**13,436**	8,263	9,360	12,216	12,501
Income before income taxes	**34,204**	36,673	59,232	80,479	74,603
Provision for income taxes	**5,131**	8,618	19,840	33,613	31,175
Net income [d]	**29,073**	28,055	39,392	46,866	43,428
Net cash provided by operating activities	**28,366**	54,205	51,308	36,898	68,956
Per-Share Amounts					
Basic net income	**2.12**	1.84	2.58	3.07	2.69
Diluted net income	**2.11**	1.82	2.53	3.01	2.64
Dividends paid	**0.40**	0.30	0.30	0.30	0.30
Other Information					
EBIT	**47,640**	44,936	68,592	92,695	87,104
Depreciation	**25,457**	17,262	15,157	14,055	14,717
Amortization [d]	**2,652**	1,881	3,686	4,297	4,036
EBITDA [f]	**75,749**	64,079	87,435	111,047	105,857
Capital expenditures	**24,874**	16,739	35,241	18,096	9,428
Dividends paid	**5,506**	4,574	4,588	4,569	4,821
Employees (average) [c]	**3,838**	3,510	3,218	3,270	3,552
Balance Sheet Data					
Total assets	**551,116**	524,527	468,082	446,707	434,395
Working capital [a]	**108,062**	83,260	83,421	95,177	77,794
Long-term debt [b]	**230,207**	188,403	2,517	151,404	170,000
Shareholders' equity	**139,857**	140,218	165,365	133,271	91,843

(a) Current assets less current liabilities excluding short-term debt.

(b) At December 31, 2001, the company classified $143.0 million of debt outstanding under its bank facility as short term which was refinanced on a long-term basis in April 2002.

(c) In 2003 and 2002, includes Traex and Royal Leerdam employees.

(d) Effective January 1, 2002, the company adopted SFAS 142, "Goodwill and Other Intangible Assets." The detail of the impact of the adoption are disclosed in Note 2 to the Consolidated Financial Statements.

(e) In 2003, includes full year impact of Traex and Royal Leerdam, both acquired in December 2002.

(f) The Company believes that EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP financial measure, is a useful metric for evaluating its financial performance because of its focus on the Company's results from earnings before interest, taxes, depreciation and amortization.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL FINANCIAL DATA

The following table presents certain results of operations data for Libbey for the periods indicated:

Year ended December 31, *(dollars in thousands)*	**2003**	2002	2001
Net sales	**$513,632**	$433,761	$419,594
Gross profit	**$108,206**	$107,928	$114,424
as a percent of sales	***21.1%***	*24.9%*	*27.3%*
Income from operations	**$42,749**	$53,701	$62,449
as a percent of sales	***8.3%***	*12.4%*	*14.9%*
Earnings before interest and income taxes	**$47,640**	$44,936	$68,592
as a percent of sales	***9.3%***	*10.4%*	*16.3%*
Net income	**$29,073**	$28,055	$39,392
as a percent of sales	***5.7%***	*6.5%*	*9.4%*

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following should be read in conjunction with the audited Consolidated Financial Statements and Notes. Management is not aware of any events or uncertainties that are likely to have a material impact on the Company's prospective results of operations or financial condition; however, major slowdowns in the retail, travel, or entertainment industries could result from the impact of armed hostilities or any other international or national calamity, including any act of terrorism. Additional risk factors are discussed in Other Information in the section "Qualitative and Quantitative Disclosures about Market Risk."

RESULTS OF OPERATIONS

Comparison of 2003 with 2002 Net sales for 2003 increased 18.4% to $513.6 million from $433.8 million in 2002. The increase in sales was attributable to the sales of Royal Leerdam and Traex, both acquired in December 2002. In addition, the Company had strong second half sales to glassware customers. For 2003, despite a sluggish first half, sales excluding these acquisitions were within 0.3% of the prior year. Sales outside of the United States were $116.5 million in 2003, compared to $46.1 million in 2002. Over $60 million was due to the acquisition of Royal Leerdam, whose sales are mainly to customers located outside of the United States. Excluding Royal Leerdam sales, export sales increased to $53.6 million, or 16% as compared to the prior-year period primarily as the result of increased sales to Canadian customers.

Gross profit (defined as net sales plus freight billed to customers less cost of sales) increased slightly to $108.2 million compared to $107.9 million in the prior year. The decline in gross profit margin is primarily due to greater sales of products with lower profit margins in addition to higher natural gas costs of over $6.2 million and additional costs (mostly non-cash) for pension and postretirement medical costs of $5.4 million.

Income from operations decreased to $42.7 million in 2003 from $53.7 million in 2002. The Company had higher selling, general and administrative expenses in 2003 of $11.8 million, of which $10.8 million was attributable to the acquisitions of Royal Leerdam and Traex. Selling, general and administrative expenses were 13.3% of net sales in 2003 as compared to 13.1% of net sales in the prior-year period

Earnings before interest and income taxes (EBIT) were $47.6 million, compared to $44.9 million in the prior year, and as a percent of net sales were 9.3% as compared to 10.4% in the year-ago period. The prior period included $13.6 million of expenses related to an abandoned acquisition. Equity earnings from Vitrocrisa, the Company's joint venture in Mexico, were $4.4 million on a pretax basis as compared with $6.4 million pretax in the year-ago period primarily as the result of higher natural gas costs and lower activity levels. Other income in 2003 was $0.5 million as compared to expense of $1.5 million in the year-ago period. The 2002 expense was attributable to a write-down in value of an advance made to a supplier.

Net income was $29.1 million, or $2.11 per diluted share, compared with $28.1 million, or $1.82 per diluted share in the year-ago period. The weighted average diluted shares outstanding decreased approximately 1.7 million, primarily as a result of the Company's repurchase of 1.5 million shares in March of 2003. Interest expense increased $5.2 million primarily as the result of higher debt and the issuance of $100 million of privately placed senior notes, of which $80 million had an average interest rate of 4.65% and an initial average maturity of 8.4 years. The higher debt was the result of over $60 million in funding for acquisitions and $38.9 million in share repurchases. The effective tax rate declined to 15.0% from 23.5%. The 2003 effective tax rate of 15.0% was primarily attributable to a tax restructuring whereby the undistributed earnings of the Company's joint venture in Mexico will be permanently reinvested outside of the United States, which eliminated the need for previously established net deferred U.S. income tax liability on those undistributed earnings. The effective tax rate in 2002 of 23.5% is primarily attributable to lower Mexican tax, the elimination of non-deductible goodwill amortization and an adjustment to estimated U.S. income tax accruals. The reduction in Mexican tax is primarily attributable to deferred tax adjustments and reduced statutory tax rates in Mexico. As detailed in Table 1 below, net income per diluted share excluding tax adjustments was $1.71 for 2003, as compared with $1.57 per diluted share for 2002. The Company expects the effective tax rate for 2004 to be approximately 34%. In 2002, net income included expenses associated with an abandoned acquisition as further disclosed in Note 3 to the Consolidated Financial Statements. These expenses totaled $13.6 million, less a tax effect of $5.1 million, or an after-tax impact of $8.5 million, or $0.55 per diluted share as noted in Table 2. Due to the unusual nature and magnitude of the tax adjustment and expenses related to the abandoned acquisition, management believes exclusion of these expenses is necessary for a more meaningful comparison of net income.

Comparison of 2002 with 2001 Net sales for 2002 increased 3.4% to $433.8 million from $419.6 million in 2001. A 19% increase in sales to retail customers was a key contributor. This increase more than offset lower sales to industrial customers which are primarily candle companies. Foodservice sales were up slightly for the year and showed solid growth in the fourth quarter. Libbey's non-U.S. sales were $46.1 million, a decrease of 3.4% compared to 2001.

Gross profit (defined as net sales plus freight billed to customers less cost of sales) declined 5.7% to $107.9 million, compared to $114.4 million in 2001 and, as a percent of net sales, was 24.9% in 2002 as compared to 27.3% in 2001. The decline in gross profit margin is primarily due to greater sales of products with lower profit margins, lower pension income, higher nonpension postretirement expense and higher manufacturing labor expenses. Lower pension income and higher nonpension postretirement expense reduced gross profit by $4.1 million in 2002 compared to the prior year.

Income from operations decreased to $53.7 million in 2002 from $62.4 million in 2001 and, as a percent of net sales, was 12.4% in 2002 compared to 14.9% in 2001. This reduction was the result of lower gross profit, higher lease cost of $1.2 million related to the Company's corporate offices in 2002 and higher general and administrative expenses. Lower pension income and an increase in nonpension postretirement expense were the primary factors in the increase in general and administrative expenses which reduced income from operations by $0.3 million. In 2002, the Company recorded lower expenses related to the amortization of intangibles pursuant to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" (SFAS No. 142) of $1.1 million, which partially offset the higher general and administration expenses.

Earnings before interest and income taxes (EBIT) were $44.9 million compared to $68.6 million in 2001 and, as a percent of net sales, were 10.4% as compared to 16.3% in the year-ago period. In addition to the lower income from operations, the most significant factor in the reduction was a $13.6 million pretax expense related to the legal, advisory and financing fees associated with the abandoned acquisition of Anchor Hocking as further disclosed in Note 3 to the Consolidated Financial Statements. The Company's earnings from equity affiliates remained flat at $6.4 million pretax compared to 2001. The Company's equity affiliates are primarily its investment in Vitrocrisa, the Company's joint venture in Mexico. Vitrocrisa's performance was impacted by a sluggish economy in Mexico and increased competition from foreign markets. Other expenses increased to $1.5 million from $0.2 million in the prior-year period, largely as a result of a write-down in the value of an advance made to a supplier.

Net income was $28.1 million, or $1.82 per share on a diluted basis, compared to $39.4 million or $2.53 per share on a diluted basis in the year-ago period. As a percent of net sales, net income was 6.5% in 2002 compared to 9.4% in 2001. Excluding the expenses related to the abandoned acquisition, net income and diluted earnings per share for 2002 would have been $36.6 million and $2.37, respectively as detailed in Table 2. Due to the unusual nature and magnitude of the expenses related to the abandoned acquisition, management believes exclusion of these expenses is necessary for a more meaningful comparison of net income to 2001. The Company experienced lower interest expense and income taxes in 2002 compared to prior year. Interest expense was due to lower average debt levels and a decline in interest rates. The Company's effective tax rate declined to 23.5% in 2002 from 33.5% in 2001. The reduction was primarily attributable to lower Mexican tax, the elimination of non-deductible goodwill amortization and an adjustment to estimated

U.S. income tax accruals. The reduction in Mexican tax is primarily attributable to deferred tax adjustments and reduced statutory tax rates in Mexico.

CAPITAL RESOURCES AND LIQUIDITY

Operating cash flow continues to be the Company's primary source of funds to finance operating needs, capital expenditures and shareholder dividends. This is supplemented by additional borrowings to provide funds to finance the share repurchase program and for acquisitions. The Company continues to generate substantial cash flow. Net cash provided by operating activities was $28.4 million in 2003 compared to $54.2 million in 2002. Trade working capital, defined as inventories and accounts receivable less accounts payable, increased $14.6 million as compared to year-end 2002. Total inventories increased $16.1 million from year-end 2002 to $125.7 million, partially as a result of the need to build inventories prior to planned furnace and machine rebuilds occurring in the first quarter of 2004. However, the Company decreased inventories by $3.5 million during the fourth quarter of 2003.

Capital expenditures were $24.9 million in 2003, compared with $16.7 million in 2002. Capital expenditures for 2004 are expected to be in the range of $35 to $40 million. The expenditures primarily relate to furnace and machine rebuild activity and investments in higher productivity and laborsaving machinery and equipment.

The Company repurchased 1,500,000 shares of its common stock in 2003 for $38.9 million pursuant to the Company's modified Dutch Auction tender offer. Since mid-1998, the Company has repurchased 5,125,000 shares for $140.7 million. At year-end 2003, authorization from the Company's Board of Directors remained for the purchase of an additional 1,000,000 shares. Starting in 2003, the repurchased common stock is being used by the Company to fund the Employee Stock Purchase Plan (ESPP) and the Company match contributions for its employee 401(k) plans.

Libbey had total debt of $230.9 million at December 31, 2003, compared with $191.2 million at December 31, 2002. The increase was primarily attributable to the repurchase of its common stock, as discussed above. In early 2003, the Company entered into an unsecured agreement for an Amended and Restated Revolving Credit Agreement (Revolving Credit Agreement or Agreement) as detailed in Note 9 to the Consolidated Financial Statements. The Agreement matures April 23, 2005, with the option to extend for two additional one-year periods. At December 31, 2003, Libbey had additional debt capacity of $117.4 million, including outstanding letters of credit of $4.6 million under its debt obligations, limited to the Company's performance against certain financial ratios.

On March 31, 2003, the Company completed the issuance of $100 million of privately placed senior notes. Eighty million dollars of the notes have an average interest rate of 4.65% with an initial average maturity of 8.4 years and a remaining average maturity of 7.7 years. The additional $20 million has a floating interest rate at a margin over the London Interbank Offer Rate (LIBOR). The proceeds of the note issuance were used to retire debt outstanding under the Revolving Credit Agreement. The Company is not aware of any trends, demands, commitments or uncertainties that will result or that are reasonably likely to result in a material change in Libbey's liquidity. The Company believes that its cash from operations and available borrowings under the Revolving Credit Agreement, private placement senior notes and other short-term lines of credit will be sufficient to fund its operating requirements, capital expenditures and all other obligations (including debt service and dividends) throughout the remaining term of the Revolving Credit Agreement. Libbey has entered into interest rate protection agreements with respect to $100 million of its debt. The average fixed rate of interest under these interest rate protection agreements is 5.8%, and the total interest rate, including applicable fees, is 7.6%. The average maturity of these interest rate protection agreements is 1.3 years at December 31, 2003.

Of Libbey's total outstanding indebtedness, $47.9 million is subject to fluctuating interest rates at December 31, 2003. A change of one percentage point in such rates would result in a change in interest expense of approximately $0.5 million on an annual basis.

In September 2001, the Company issued a $2.7 million promissory note in connection with the purchase of a warehouse facility. At December 31, 2003, the Company had $2.4 million outstanding on the promissory note. During 2004, $0.1 million of the principal is payable.

The following table presents the Company's existing contractual obligations and commercial commitments:

	Payments Due by Period				
Contractual Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Debt	$230.9	$0.7	$128.2	$25.3	$76.7
Long term operating leases	20.1	6.8	6.8	3.9	2.6
Total obligations	$251.0	$7.5	$135.0	$29.2	$79.3

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Libbey believes that of its significant accounting policies (see Note 2 to the Consolidated Financial Statements), the following may involve a higher degree of judgment and complexity. As part of the regular review of the financial reporting of the Company, senior management has reviewed the Critical Accounting Policies and Management's Discussion and Analysis of Financial Condition and Results of Operations with the Audit Committee of the Board of Directors.

Derivatives

Libbey holds derivative financial instruments to hedge certain of its interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in a currency other than the U.S. dollar. These derivatives have been designated as cash flow hedges and qualify for hedge accounting as discussed in detail in Notes 2, 9 and 11 to the Consolidated Financial Statements. As such, the fair value of these cash flow hedges are recorded on the balance sheet at fair value with a corresponding change in accumulated other comprehensive income (loss), net of related tax effects. The Company does not participate in speculative derivatives trading. While Libbey intends to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if the Company does not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Information about fair values, notional amounts and contractual terms of these instruments can be found in Notes 2, 9 and 11 to the Consolidated Financial Statements and the section titled "Qualitative and Quantitative Disclosures About Market Risk."

The Company does not believe it is exposed to more than a nominal amount of credit risk in its interest rate, natural gas and foreign currency hedges as the counterparts are established financial institutions.

Pension Plans and Nonpension Postretirement Benefits

The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" (SFAS No. 87), which requires that amounts recognized in financial statements be determined on an actuarial basis. The U.S. pension plans cover the hourly and salary U.S.-based employees of the Company, including the SERP, which is an unfunded liability. The non-U.S. pension plans cover the employees of the Company's wholly owned subsidiaries, Royal Leerdam and Leerdam Crystal, both located in the Netherlands.

A significant element in determining the Company's pension expense (income) in accordance with SFAS No. 87 is the expected return on plan assets. The Company assumes that the expected long-term rate of return on plan assets for

U.S. plans will be 9.0% and for non-U.S. plans 6.5%. Since the U.S. pension plans' inception in 1993, the Company's pension plan assets have earned an average annual return of 10.5%. A change of .50% in the expected long-term rate of return on plan assets will change total pension expense (income) by approximately $1.2 million based on year-end data. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes gains and losses in the fair value of plan assets compared to expected returns over the next five years. This produces the expected return on plan assets that is included in pension expense (income). The difference between the expected return and the actual return on plan assets is deferred and amortized over five years. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension expense (income). The U.S. pension plan assets have earned an actual rate of return in 2003 of 23.8%. Pension expense for the U.S. plans in 2004 is expected to be $4.4 million compared to $1.4 million in 2003 and income of $(3.7) million in 2002. For the non-U.S. pension plans, pension expense in 2004 is expected to be immaterial; the expense in 2003 was $0.2 million. This is a result of the lower return on plan assets, additional benefits granted to unionized employees during labor negotiations in 2001 and a change in the discount rate discussed below.

At the end of each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the current year. In estimating this rate, the Company reviews rates of return on high quality, fixed-income investments as a benchmark. At December 31, 2003, the Company determined this rate to be 6.25%, compared to 6.75% in 2002 for the U.S pension plans and 5.6% for the non-U.S. pension plans in 2003 and 2002. The effect of each .50% change in the discount rate would effect total pension expense by approximately $1.0 million.

The Company has not made contributions to the U.S. pension plans since their inception in 1993. The Company contributed $1.3 million in 2003 to the non-U.S. pension plans. The Company anticipates making cash contributions for approximately $0.1 million for the U.S. pension plans and $1.4 million for the non-U.S. pension plans in 2004. It is difficult to estimate potential cash contributions, as such amounts are a function of actual investment returns, withdrawals from the plans, changes in interest rates and other factors uncertain at this time.

At December 31, 2003, the fair value of the Company's U.S. pension assets was $197.4 million compared to $172.8 million at the end of 2002. For the non-U.S. pension plans, the fair value of the Company's pension assets was $28.3 million at December 31, 2003.

The Company also provides certain postretirement health care and life insurance benefits covering substantially all U.S. and Canadian salaried and hourly employees which are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Employees are generally eligible for benefits upon reaching a certain age and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefits of Company retirees who had retired as of June 24, 1993. The U.S. nonpension postretirement plans cover the hourly and salary U.S.-based employees of the Company. The non-U.S. nonpension postretirement plans cover the former retirees and active employees of the Company, located in Canada.

The Company uses various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for its retiree health plan. In estimating the discount rate, the Company reviews rates of return on high quality, fixed-income investments as a benchmark. At December 31, 2003, the Company determined this rate to be 6.25% compared to 6.75% in 2002 for the U.S. plans. The non-U.S. plans were 6.00% in 2003 and 6.25% in 2002. The effect of a .50% change in the discount rate would effect total health care expense by $0.2 million. Assumed health care cost inflation is based on an initial rate of 10.0%, decreasing to an ultimate rate of 5.0% over five years for the U.S. nonpension postretirement plans. For the non-U.S. nonpension postretirement plans, the assumed health care cost inflation is based on an initial rate of 9.0%, decreasing to an ultimate rate of 5.0% over eight years. A one percent change in these rates would have changed the U.S. and non-U.S. nonpension postretirement expense by a total of $0.2 million.

In 2003, the Company recorded total expense for nonpension postretirement benefit costs of $1.6 million, as compared to $0.9 million in 2002. The Company expects to record an expense of $1.9 million in 2004 for nonpension postretirement benefit costs.

Revenue Recognition

Revenue is recognized when products are shipped, and title and risk of loss has passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. The Company estimates returns, discounts and incentives at the time of sale based on the terms of the agreements and historical experience. The Company continually evaluates the adequacy of these methods used to estimate returns, discounts and incentives. In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," shipping and handling costs billed customers are included in total revenues and the related costs are included in cost of sales in the Consolidated Statement of Income.

Sales Incentive Programs

The Company offers various sales incentive programs to a broad base of customers. These programs typically offer incentives for purchase activities by customers that include growth objectives. The Company records accruals for these incentives as sales occur. Criteria for payment include customers achieving certain purchase targets and purchasing particular product types. Management regularly reviews the adequacy of the accruals based on current customer purchases, targeted purchases and payout levels. The majority of amounts paid to customers typically occur in the third quarter.

Table 1

In accordance with U.S. Securities and Exchange Commission (SEC) Regulation G, the following table provides non-GAAP measures used in the Management's Discussion and Analysis of Financial Condition and Results of Operations and the reconciliation to the most closely related Generally Accepted Accounting Principles (GAAP) measure. Management believes this provides investors with a more complete understanding of underlying results in the Company's core business.

Reconciliation of Non-GAAP Measures for Income Taxes
(Dollars in thousands, except per-share amounts)

	Twelve months ended December 31,		
	2003	2002	2001
Reported net income	$ 29,073	$ 28,055	$39,392
Tax adjustment	5,472	3,851	--
Net income excluding tax adjustment	$ 23,601	$ 24,204	$39,392
Basic earnings per share:			
Reported net income	$ 2.12	$ 1.84	$ 2.58
Tax adjustment	0.40	0.25	--
Net income per share excluding tax adjustment	$ 1.72	$ 1.59	$ 2.58
Diluted earnings per share:			
Reported net income	$ 2.11	$ 1.82	$ 2.53
Tax adjustment	0.40	0.25	--
Net income per diluted share excluding tax adjustment	$ 1.71	$ 1.57	$ 2.53

Table 2

In accordance with U.S. Securities and Exchange Commission (SEC) Regulation G, the following table provides non-GAAP measures used in the Management's Discussion and Analysis of Financial Condition and Results of Operations and the reconciliation to the most closely related Generally Accepted Accounting Principles (GAAP) measure. Management believes this provides investors with a more complete understanding of underlying results in the Company's core business.

Reconciliation of Non-GAAP Measures for Abandoned Acquisition Expenses
(Dollars in thousands, except per-share amounts)

	Twelve months ended December 31,		
	2003	2002	2001
Reported net income	$ 29,073	$ 28,055	$39,392
Expenses associated with abandoned acquisition	--	13,634	--
Less tax effect	--	5,126	--
Net income excluding expenses associated with abandoned acquisition	$ 29,073	$ 36,563	$39,392
Basic earnings per share:			
Reported net income	$ 2.12	$ 1.84	$ 2.58
Expenses associated with abandoned acquisition, net of related tax effects	--	0.55	--
Net income per share excluding expenses associated with abandoned acquisition	$ 2.12	$ 2.39	$ 2.58
Diluted earnings per share:			
Reported net income	$ 2.11	$ 1.82	$ 2.53
Expenses associated with abandoned acquisition, net of related tax effects	--	0.55	--
Net income per diluted share excluding expenses associated with abandoned acquisition	$ 2.11	$ 2.37	$ 2.53

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks due to changes in currency values, although the majority of the Company's revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost competitiveness of the Company's products or that of Vitrocrisa compared to foreign competition; the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso; and impact of those changes on the earnings and cash flow of Vitrocrisa, expressed under accounting principles generally accepted in the United States.

The Company is exposed to market risk associated with changes in interest rates in the U.S. and has entered into Interest Rate Protection Agreements (Rate Agreements) with respect to $100 million of debt as a means to manage its exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of the Company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. The average fixed rate of interest for the Company's borrowings related to the Rate Agreements at December 31, 2003, is 5.8% and the total interest rate, including applicable fees, is 7.6%. The average maturity of these Rate Agreements is 1.3 years at December 31, 2003. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 3.9% at December 31, 2003. The Company had $47.9 million of debt subject to fluctuating interest rates at December 31, 2003. A change of one percentage point in such rates would result in a change in interest expense of approximately $0.5 million on an annual basis. If the counterparts to these Rate Agreements fail to perform, the Company would no longer be protected from interest rate fluctuations by these Rate Agreements. However, the Company does not anticipate nonperformance by the counterparts.

The fair value of the Company's Rate Agreements is determined using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The Company does not expect to cancel these agreements and expects them to expire as originally contracted. The fair market value for the Company's Rate Agreements at December 31, 2003, was $(5.5) million.

In addition to the Rate Agreements, the Company has other derivatives as discussed above and in Notes 2, 9 and 11 to the Consolidated Financial Statements. The Company has designated these derivative instruments as cash flow hedges. As such, the changes in fair value of these derivative instruments are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged transaction or item affects earnings. At December 31, 2003, approximately $3.4 million of unrealized net loss was recorded in accumulated other comprehensive income (loss).

Other Information

This document and supporting schedules contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. Such statements only reflect the Company's best assessment at this time, and may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," "would" or similar phrases. Such forward-looking statements involve risks and uncertainty; actual results may differ materially from such statements, and undue reliance should not be placed on such statements. Important factors potentially affecting the Company's performance include, but are not limited to:

- major slowdowns in the retail, travel, restaurant and bar or entertainment industries, including the impact of armed hostilities or any other international or national calamity, including any act of terrorism, on the retail, travel, restaurant and bar or entertainment industries;
- significant increases in interest rates that increase the Company's borrowing costs;
- significant increases in per-unit costs for natural gas, electricity, corrugated packaging and other purchased materials;
- increases in expenses associated with higher medical costs, increased pension expense associated with lower returns on pension investments and increased pension obligations;
- devaluations and other major currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost competitiveness of the Company's or Vitrocrisa's products compared to foreign competition;
- the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and the earnings expressed under accounting principles generally accepted in the United States and cash flow of Vitrocrisa;

- the inability to achieve savings and profit improvements at targeted levels at the Company and Vitrocrisa from capacity realignment, re-engineering and operational restructuring programs or within the intended time periods;
- protracted work stoppages related to collective bargaining agreements;
- increased competition from foreign suppliers endeavoring to sell glass tableware in the United States, Mexico and Europe, including the impact of lower duties for imported products;
- whether the Company completes any significant acquisitions and whether such acquisitions can operate profitably.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Management

The management of Libbey Inc. (Libbey or the Company) is responsible for the contents of the financial statements, which are prepared in conformity with accounting principles generally accepted in the United States. The Consolidated Financial Statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the Form 10-K is consistent with that in the financial statements.

Libbey maintains a comprehensive accounting system that includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. However, there are inherent limitations in the effectiveness of any system of internal controls, and, therefore, Libbey takes other steps to maintain an effective internal control structure. These steps include an organization with clearly defined lines of responsibility and delegation of authority and comprehensive systems and control procedures. The role of the independent auditors is to provide an objective review of the financial statements and the underlying transactions in accordance with auditing standards generally accepted in the United States.

The Audit Committee of the Board of Directors, comprised solely of Directors who are "independent," as defined in Rule 10A-361 promulgated under the Securities Exchange Act of 1934, as amended, meets regularly with management and the independent auditors to ensure that their respective responsibilities are properly discharged. The independent auditors have full and free access to the Audit Committee.

/s/ John F. Meier

John F. Meier
Chairman of the Board and
Chief Executive Officer

/s/ Scott M. Sellick

Scott M. Sellick
Vice President and Chief Financial Officer

February 10, 2004

Report of Independent Auditors

The Board of Directors and Shareholders

Libbey Inc.

We have audited the accompanying consolidated balance sheets of Libbey Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the consolidated and combined financial statements of Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries and Crisa Libbey, S.A. de C.V. (corporations in which Libbey Inc. has a 49% equity interest). These statements were audited by other auditors whose reports have been furnished to us; and, insofar as our opinion on the consolidated financial statements relates to the amounts included for these companies, it is based solely on the report of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Libbey Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with auditing standards generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2002 Libbey Inc. changed its method of accounting for goodwill.

/s/ ERNST & YOUNG LLP

Toledo, Ohio
January 30, 2004

Libbey Inc. Consolidated Balance Sheets

December 31,	**2003**	2002
Dollars in thousands		
Assets		
Current assets:		
Cash	**$ 2,750**	$ 1,683
Accounts receivable:		
Trade, less allowances of **$5,604** and $6,310	**53,333**	46,308
Other, less allowances of **$1,556** and $1,482	**3,789**	3,636
	57,122	49,944
Inventories:		
Finished goods	**116,408**	100,405
Work in process	**4,590**	4,512
Raw materials	**3,859**	3,169
Operating supplies	**839**	1,548
	125,696	109,634
Prepaid expenses and deferred taxes	**10,610**	13,487
Total current assets	**196,178**	174,748
Other assets:		
Repair parts inventories	**7,058**	5,603
Intangibles, net of accumulated amortization of **$4,956** and $3,380	**28,346**	26,375
Deferred software, net of accumulated amortization of **$12,755** and $11,679	**2,354**	2,585
Other assets	**2,987**	4,453
Investments	**87,574**	87,847
Goodwill	**53,133**	59,795
	181,452	186,658
Property, plant and equipment at cost	**327,741**	300,690
Less accumulated depreciation	**154,255**	137,569
Net property, plant and equipment	**173,486**	163,121
Total assets	**$551,116**	$524,527

See accompanying notes.

Libbey Inc. Consolidated Balance Sheets (continued)

December 31,	2003	2002
Dollars in thousands		
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	**$ 611**	$ 2,660
Accounts payable	**40,280**	31,633
Salaries and wages	**14,096**	14,670
Accrued liabilities	**33,555**	39,687
Income taxes	**185**	5,498
Long-term debt due within one year	**115**	115
Total current liabilities	**88,842**	94,263
Long-term debt	**230,207**	188,403
Deferred taxes	**15,469**	11,780
Pension liabilities	**17,092**	28,655
Other long-term liabilities	**12,404**	14,015
Nonpension postretirement benefits	**47,245**	47,193
Total liabilities	**411,259**	384,309
Shareholders' equity:		
Common stock, par value $.01 per share, 50,000,000 shares authorized, 18,660,960 shares issued (18,256,277 shares issued in 2002)	**187**	183
Capital in excess of par value	**300,378**	293,537
Treasury stock, at cost, 5,046,597 shares (3,625,000 in 2002)	**(139,449)**	(102,206)
Retained earnings (deficit)	**4,154**	(19,413)
Accumulated other comprehensive loss	**(25,413)**	(31,883)
Total shareholders' equity	**139,857**	140,218
Total liabilities and shareholders' equity	**$551,116**	$524,527

See accompanying notes.

Libbey Inc. Consolidated Statements of Income

December 31,	**2003**	2002	2001
Dollars in thousands, except per-share amounts			
Revenues			
Net sales	**$513,632**	$433,761	$419,594
Freight billed to customers	**1,965**	1,732	2,085
Royalties and net technical assistance income	**3,022**	2,404	3,741
Total revenues	**518,619**	437,897	425,420
Costs and expenses:			
Cost of sales	**407,391**	327,565	307,255
Selling, general and administrative expenses	**68,479**	56,631	55,716
	475,870	384,196	362,971
Income from operations	**42,749**	53,701	62,449
Other income (expense):			
Equity earnings - pretax	**4,429**	6,379	6,384
Expenses related to abandoned acquisition	**---**	(13,634)	---
Other - net	**462**	(1,510)	(241)
	4,891	(8,765)	6,143
Earnings before interest and income taxes	**47,640**	44,936	68,592
Interest expense - net	**13,436**	8,263	9,360
Income before income taxes	**34,204**	36,673	59,232
Provision for income taxes	**5,131**	8,618	19,840
Net income	**$ 29,073**	$ 28,055	$ 39,392
Net income per share			
Basic	**$ 2.12**	$ 1.84	$ 2.58
Diluted	**$ 2.11**	$ 1.82	$ 2.53

See accompanying notes

Libbey Inc. Consolidated Statements of Shareholders' Equity

Dollars in thousands, except share amounts	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2001	17,858,102	$179	$284,930	2,647,400	$ (74,140)	$ (77,698)	--	$133,271
Comprehensive income:								
Net income						39,392		39,392
Effect of derivatives, net of $2,292 tax effect							$ (4,742)	(4,742)
Minimum pension liability, net of $137 tax effect							(228)	(228)
Total comprehensive income								34,422
Stock options exercised	167,741	1	2,344					2,345
Income tax benefit on stock options			1,144					1,144
Purchase of treasury shares				42,000	(1,229)			(1,229)
Dividends -- $0.30 per share						(4,588)		(4,588)
Balance December 31, 2001	18,025,843	180	288,418	2,689,400	(75,369)	(42,894)	(4,970)	165,365
Comprehensive income:								
Net income						28,055		28,055
Effect of derivatives, net of $297 tax effect							(493)	(493)
Minimum pension liability, net of $15,919 tax effect							(26,419)	(26,419)
Effect of exchange rate fluctuation							(1)	(1)
Total comprehensive income								1,142
Stock options exercised	230,434	3	3,298					3,301
Income tax benefit on stock options			1,821					1,821
Purchase of treasury shares				935,600	(26,837)			(26,837)
Dividends -- $0.30 per share						(4,574)		(4,574)
Balance December 31, 2002	18,256,277	183	293,537	3,625,000	(102,206)	(19,413)	(31,883)	140,218
Comprehensive income:								
Net income						**29,073**		**29,073**
Effect of derivatives, net of $1,128 tax effect							**1,871**	**1,871**
Minimum pension liability, net of $2,751 tax effect							**4,567**	**4,567**
Effect of exchange rate fluctuation							**32**	**32**
Total comprehensive income								**35,543**
Stock options exercised	**404,683**	**4**	**5,383**					**5,387**
Income tax benefit on stock options			**1,458**					**1,458**
Purchase of treasury shares				**1,500,000**	**(38,918)**			**(38,918)**
Issued treasury shares				**(78,403)**	**1,675**			**1,675**
Dividends -- $0.40 per share						**(5,506)**		**(5,506)**
Balance December 31, 2003	**18,660,960**	**$187**	**$300,378**	**5,046,597**	**$(139,449)**	**$4,154**	**$(25,413)**	**$139,857**

See accompanying notes

Libbey Inc. Consolidated Statements of Cash Flow

December 31,	**2003**	2002	2001
Dollars in thousands			
Operating activities			
Net income	**$ 29,073**	$ 28,055	$ 39,392
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**25,457**	17,262	15,157
Amortization	**2,652**	1,881	3,686
Net equity earnings	**(4,420)**	(9,774)	(2,665)
Nonpension postretirement benefit cost in excess of payments	**52**	(938)	(1,545)
Loss (gain) on sale of land	**148**	(381)	--
Deferred income taxes, less equity earnings portion	**(2,329)**	4,040	7,394
Other	**(1,777)**	354	(385)
Changes in operating assets and liabilities:			
Accounts receivable	**(5,632)**	3,495	7,673
Inventories	**(14,116)**	(91)	7,570
Prepaid expenses	**531**	(186)	(469)
Other assets	**(1,451)**	5,330	(16,976)
Accounts payable	**8,088**	(6,095)	3,264
Accrued liabilities	**(5,100)**	5,886	(7,117)
Other liabilities	**(2,810)**	5,367	(3,671)
Net cash provided by operating activities	**28,366**	54,205	51,308
Investing activities			
Additions to property, plant and equipment	**(24,874)**	(16,739)	(35,241)
Dividends received from equity investments	**4,900**	4,659	4,918
Acquisitions (including acquisition-related costs, less cash acquired)	**(513)**	(62,046)	--
Other	**1,410**	3,523	(1,563)
Net cash used in investing activities	**(19,077)**	(70,603)	(31,886)
Financing activities			
Net bank credit facility activity	**(66,254)**	43,001	(8,404)
Payment of finance fees	**(663)**	(815)	--
Senior notes	**100,000**	--	--
Other net borrowings	**(2,275)**	145	(4,968)
Stock options exercised	**5,387**	3,301	2,345
Treasury shares purchased	**(38,918)**	(26,837)	(1,229)
Dividends	**(5,506)**	(4,574)	(4,588)
Net cash (used in) provided by financing activities	**(8,229)**	14,221	(16,844)
Effect of exchange rate fluctuations on cash	**7**	--	--
Increase (decrease) in cash	**1,067**	(2,177)	2,578
Cash at beginning of year	**1,683**	3,860	1,282
Cash at end of year	**$ 2,750**	$ 1,683	$ 3,860

See accompanying notes

LIBBEY INC.

Notes to Consolidated Financial Statements
(Dollars in thousands, except share data and per-share amounts)

1. Basis of Presentation

The Consolidated Financial Statements include the accounts of Libbey Inc. and all wholly owned subsidiaries (Libbey or the Company). The Company records its 49% interest in certain companies using the equity method. All material intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies

Business The Company operates in one business segment, tableware products. The Company designs, manufactures and markets an extensive line of high-quality, machine-made glass beverageware, other glass tableware, ceramic dinnerware and plastic items to a broad group of customers in the foodservice, retail, industrial and premium areas. Most of the Company's sales are to customers in North America and Europe. The Company also imports and distributes various products and has a 49% interest in Vitrocrisa Holding, S. de R.L. de C.V and related Mexican companies (Vitrocrisa), a glass tableware manufacturer in Mexico.

Accounts Receivable The Company records trade receivables when revenue is recorded in accordance with its revenue recognition policy and relieves accounts receivable when payments are received from customers.

Allowance for Doubtful Accounts The allowance for doubtful accounts is established through charges to the provision for bad debts. The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management's judgement of the probability of collecting accounts and management's evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Inventory Valuation The Company uses the last-in, first-out (LIFO) cost method of inventory valuation for 58.1% of its inventories in 2003 and 57.1% in 2002. If inventories valued on the LIFO method had been valued at standard or average costs, which approximate current costs, inventories would be higher than reported by $11,435 and $9,632 at December 31, 2003 and 2002, respectively. The remaining inventories are valued at either standard or average cost, which approximate current costs.

Goodwill and Intangibles Goodwill results from the excess of purchase cost over the fair value of net assets acquired. Goodwill resulting from business combinations completed prior to December 31, 2001, was being amortized over 40 years.

Intangibles (excluding those discussed in Note 8) result from valuations assigned by independent appraisals for: future revenues from technical assistance agreements, trademarks and trade names acquired and other acquired intangibles.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) and SFAS No. 141, "Business Combinations" (SFAS No. 141). SFAS No. 142 requires goodwill and indefinite-lived intangible assets to no longer be amortized but reviewed annually

for impairment, or more frequently, if impairment indicators arise. Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" (APB 18), requires the Company's goodwill associated with equity method investees to be reviewed for impairment, if impairment indicators exist. Intangible assets with lives restricted by contractual, legal or other means will continue to be amortized over their useful lives. As required by SFAS No. 142, the Company determined that certain trademarks had an indefinite life and ceased amortization of these intangibles on January 1, 2002, and evaluated these indefinite-lived intangible assets as not being impaired. The Company also determined that certain technical assistance agreements should have their useful lives reduced to five years.

At December 31, 2003, the carrying value and accumulated amortization of amortized intangible assets totaled $2,516 and $4,809, respectively, and the carrying value of indefinite-lived intangible assets totaled $5,876. The weighted average remaining life on the amortizable intangible assets is 3.1 years at December 31, 2003. Future estimated amortization expense of amortizable intangibles is as follows: 2004 -- $810; 2005 -- $810; 2006 -- $762; 2007 -- $51 and 2008 -- $6.

Goodwill and other intangible assets are evaluated for impairment on an annual basis as of October 1st of each year. No impairment was indicated since the inception of SFAS No. 142. Goodwill decreased by $6,662 compared to December 31, 2002, as a result of the finalization of the purchase price allocations for the acquisitions that occurred in December 2002 and the change in exchange rates.

The following table reflects the consolidated results adjusted as though the adoption of SFAS No. 142 occurred as of January 1, 2001:

Year ended December 31,	**2003**	2002	2001
Net Income:			
Reported net income	**$29,073**	$28,055	$39,392
Goodwill amortization related to equity investments	**--**	--	1,698
Goodwill and trademark amortization	**--**	--	1,684
Change in amortization of technical assistance agreements	**--**	--	(564)
Tax effect	**--**	--	(38)
Adjusted net income	**$29,073**	$28,055	$42,172
Basic earnings per share:			
Reported basic earnings per share	**$2.12**	$1.84	$2.58
Goodwill amortization related to equity investments	**--**	--	0.11
Goodwill and trademark amortization	**--**	--	0.11
Change in amortization of technical assistance agreements	**--**	--	(0.04)
Tax effect	**--**	--	--
Adjusted basic earnings per share	**$2.12**	$1.84	$2.76
Diluted earnings per share:			
Reported diluted earnings per share	**$2.11**	$1.82	$2.53
Goodwill amortization related to equity investments	**--**	--	0.11
Goodwill and trademark amortization	**--**	--	0.11
Change in amortization of technical assistance agreements	--	--	(0.04)
Tax effect	**--**	--	--
Adjusted diluted earnings per share	**$2.11**	$1.82	$2.71

Deferred Software Deferred software represents the costs of internally developed and purchased software packages for internal use plus the costs associated with the installation of software. These costs are amortized over five years.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Major improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and furnishings and 10 to 40 years for buildings and improvements.

Self-Insurance Reserves Self-Insurance reserves reflect the estimated liability for group health and workers' compensation claims not covered by third-party insurance. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates and estimates of incurred-but-not-reported losses developed from past experience. Group health accruals are based on estimates of incurred-but-not-reported estimates received from a third party administrator of the plan.

Stock Options The Company has two stock option plans, which are described more fully in Note 10. The Company accounts for the plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations. No stock option is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to stock-based employee compensation.

Year ended December 31,	**2003**	2002	2001
Net Income:			
Reported net income	**$29,073**	$28,055	$39,392
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**1,373**	1,511	1,277
Pro forma net income	**$27,700**	$26,544	$38,115
Basic earnings per share:			
Reported basic earnings per share	**$2.12**	$1.84	$2.58
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**0.10**	0.10	0.09
Adjusted basic earnings per share	**$2.02**	$1.74	$2.49
Diluted earnings per share:			
Reported diluted earnings per share	**$2.11**	$1.82	$2.53
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**0.10**	0.10	0.08
Adjusted diluted earnings per share	**$2.01**	$1.72	$2.45

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Revenue Recognition Revenue is recognized when products are shipped and title and risk of loss has passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. The Company estimates returns, discounts and incentives at the time of sale based on the terms of the agreements and historical experience. The Company continually evaluates the adequacy of these methods used to estimate returns, discounts and incentives.

Royalties and Net Technical Assistance Royalties and net technical assistance income are accrued based on the terms of the respective agreements, which typically specify that a percentage of the licensee's sales be paid to the Company monthly, quarterly or semi-annually in exchange for the Company's assistance with manufacturing and engineering and support in functions such as marketing, sales and administration.

Derivatives Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS Nos. 137 and 138. The Company holds derivative financial instruments to hedge certain of its interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives qualify for hedge accounting since the hedges are highly effective, and the Company has designated and documented contemporaneously the hedging relationships involving these derivative instruments. While the Company intends to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if the Company does not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Derivatives are more fully discussed in Notes 9 and 11.

Research and Development Research and development expenses are fully charged to the Consolidated Statements of Income when incurred. Expenses for 2003, 2002 and 2001, respectively, were $2,051, $2,124, and $2,394.

Foreign Currency Translation Effective January 1, 2001, the remaining activities of the Company's wholly owned Canadian sales subsidiary are recorded with the U.S. dollar as the functional currency. The 49% investment in Vitrocrisa is accounted for using the equity method with the U.S. dollar as the functional currency. The Company's wholly owned foreign subsidiaries, B.V. Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam), Leerdam Crystal B.V. (Leerdam Crystal) and Libbey Europe B.V., are translated at current exchange rates and any related translation adjustments are recorded directly in shareholders' equity with the euro being the functional currency.

Other Comprehensive Income (Loss) Other comprehensive income (loss) for the Company includes fair value changes of derivatives (net of tax), a net minimum pension liability in connection with pension obligations (net of tax) and exchange rate fluctuation. Disclosure of comprehensive income (loss) is incorporated into the Consolidated Statements of Shareholders' Equity for all years presented. Accumulated other comprehensive loss includes $3,364 and $5,235 for derivatives, $22,080 and $26,647 for minimum pension liability and $(32) and $1 for exchange rate fluctuation as of December 31, 2003 and 2002, respectively.

Long-Lived Assets Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and provides a single accounting model for long-lived assets which are to be disposed. The adoption of SFAS No. 144 had no effect on the Company's consolidated results of operations or financial position since inception.

Treasury Stock Treasury stock purchases are recorded at cost. During 2003, 2002 and 2001, the Company purchased 1,500,000, 935,600, and 42,000 shares of stock at an average cost of $25.95, $28.68, and $29.26, respectively. The Company issued 78,403 shares from treasury stock in 2003 at an average cost of $21.36.

Income Per Share of Common Stock The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31,	**2003**	2002	2001
Numerator for earnings per share -- net income that is available to common shareholders	**$29,073**	$28,055	$39,392
Denominator for basic earnings per share -- weighted-average shares outstanding	**13,733,806**	15,240,429	15,296,289
Effect of dilutive securities – employee stock options and employee stock purchase plan (ESPP) in 2002 and 2003	**27,356**	190,693	247,996
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	**13,761,162**	15,431,122	15,544,285
Basic earnings per share	**$2.12**	$1.84	$2.58
Diluted earnings per share	**$2.11**	$1.82	$2.53

New Accounting Standards In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation will significantly change current practices in the accounting for and disclosure of guarantees. Guarantees meeting the characteristics described in the Interpretation are required to be initially recorded at fair value. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The Interpretation's disclosure requirements are effective for this year's financial statements in Note 14 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." The Interpretation addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interests. The Interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary. The Interpretation outlines disclosure requirements for variable interest entities in existence prior to January 31, 2003, and requires consolidation of variable interest entities created after January 31, 2003. In addition, the Interpretation requires consolidation of variable interest entities created prior to January 31, 2003, for fiscal periods beginning after December 15, 2003. This Interpretation had no impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). This standard amends and clarifies accounting for derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. This standard had no impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). This standard requires that certain financial instruments embodying obligations to transfer assets or issue equity securities be classified as liabilities. It is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective July 1, 2003. This standard had no impact on the Company's financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132-revised), which requires additional disclosures about the assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and defined benefit other post retirement plans. The Company adopted the disclosure requirements of SFAS No. 132-revised as shown in Note 8.

In January 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FAS No. 106-1), which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Company has elected to defer accounting for the effects of the Act pending further consideration of the underlying accounting issues.

3. Acquisitions

Abandoned Anchor Hocking Acquisition
In June of 2001, the Company entered into an agreement to acquire the Anchor Hocking operations of Newell Rubbermaid Inc. On June 10, 2002, the Company abandoned its proposed acquisition of the Anchor Hocking business in light of the challenge to the acquisition by the United States Federal Trade Commission (FTC). As a result, the Company expensed costs of $13,634 in 2002 directly related to the abandoned acquisition. These costs, consisting primarily of professional and financing fees, represent all of the costs incurred in connection with the acquisition and due to the unusual nature of this event have been classified in Other income (expense) in the 2002 Consolidated Statement of Income.

Traex Acquisition
On December 2, 2002, the Company acquired substantially all the assets of the Traex business (Traex) from Menasha Corporation for $16.8 million in cash. Traex manufactures and markets a wide-range of plastic products, including ware washing and storage racks, trays, dispensers and organizers for the foodservice industry. Traex is located in Dane, Wisconsin. The operating results of Traex have been included in the Consolidated Statements of Income since the date of acquisition.

Royal Leerdam Acquisition
On December 31, 2002, the Company acquired the stock of Royal Leerdam for $44.1 million in cash from BSN Glasspack N.V. (BSN). Royal Leerdam manufactures and markets high-quality glass stemware. Royal Leerdam is located in Leerdam, the Netherlands. Since the acquisition was completed on December 31, 2002, there were no operating results included in the Consolidated Statements of Income for 2002. Results were included for 2003.

As part of the stock acquisition of Royal Leerdam, the Company obtained an option, for the price of one euro, to sell the stock of Leerdam Crystal (a wholly owned subsidiary of Royal Leerdam) back to BSN. Leerdam Crystal manufactures and markets various hand-made crystal items. In the fourth quarter of 2003, the Company entered into a Settlement and Amended Agreement with BSN where BSN converted €1.6 million of outstanding indebtedness, owed by Leerdam Crystal to BSN, to equity. BSN then immediately sold the equity to Royal Leerdam for one euro. As a result, Royal Leerdam now owns 100% of the stock of Leerdam Crystal, and the results of operations for the entire year of 2003 relating to Leerdam Crystal are included in the Consolidated Statements of Income for 2003.

The purchase price allocations for the Traex and Royal Leerdam acquisitions were finalized during the fourth quarter of 2003. The primary changes in the finalization of the purchase price allocation were related to Royal Leerdam. Property, plant and equipment increased by $3.6 million, intangible assets (indefinite life) increased by $3.6 million and intangible assets (definite life) increased by $0.7 million. The aforementioned increases were the result of an independent appraisal, which was finalized during the fourth quarter of 2003. Due to the increases in assets, goodwill decreased by $7.9 million.

Following is a summary of the fair values of the assets acquired and liabilities assumed as of the date of acquisitions:

	2002
Current assets (including cash of $382)	**$22,844**
Property, plant and equipment	**42,242**
Intangible assets – amortizable	**1,124**
Intangible assets (indefinite life)	**4,168**
Goodwill	**8,641**
Other assets	**1,975**
Total assets acquired	**80,994**
Less liabilities assumed:	
Current liabilities	**10,316**
Long-term liabilities	**7,737**
Total liabilities assumed	**18,053**
Less acquisition-related costs	**2,064**
Net cash paid to seller	**$60,877**

The pro forma unaudited results of operations for the years ended December 31, 2002 and 2001, assuming the acquisitions had been consummated as of January 1, 2001, are as follows:

Year ended December 31,	**2002**	2001
Total revenues	**$505,216**	$490,072
Net Income	**30,227**	42,072
Net income per share:		
Basic	**$1.98**	$2.75
Diluted	**$1.96**	$2.71

The unaudited pro forma information is not necessarily indicative either of the results of operations that would have occurred had the acquisition been consummated as of January 1, 2001 or of future operating results.

4. Investments in Unconsolidated Affiliates

The Company is a 49% equity owner in Vitrocrisa, which manufactures, markets and sells glass tableware (beverageware, plates, bowls, serveware and accessories) and industrial glassware (coffee pots, blender jars, meter covers, glass covers for cooking ware and lighting fixtures sold to original equipment manufacturers) and a 49% equity owner in Crisa Industrial, L.L.C., a domestic distributor of industrial glassware for Vitrocrisa in the U.S. and Canada.

Summarized combined financial information for the Company's investments, accounted for by the equity method under U.S. GAAP, is as follows:

December 31,	**2003**	2002
Current assets	**$ 82,060**	$ 93,311
Non-current assets	**101,722**	115,054
Total assets	**183,782**	208,365
Current liabilities	**117,941**	78,547
Other liabilities	**37,093**	100,063
Total liabilities	**155,034**	178,610
Net assets	**$ 28,748**	$ 29,755

Year ended December 31,	**2003**	2002	2001
Total revenues	**$183,650**	$196,459	$200,692
Cost of sales	**150,939**	158,801	157,011
Gross profit	**32,711**	37,658	43,681
Operating expenses	**20,626**	21,108	21,250
Income from operations	**12,085**	16,550	22,431
Other income (expense)	**(662)**	(435)	3,695
Earnings before finance costs and taxes	**11,423**	16,115	26,126
Interest expense	**5,036**	6,127	7,855
Translation gain (loss)	**2,652**	3,030	(1,780)
Earnings before income taxes	**9,039**	13,018	16,491
Income taxes	**18**	(6,928)	7,588
Net income	**$ 9,021**	$ 19,946	$ 8,903

The Company reports pretax equity earnings in the Consolidated Statements of Income with related Mexican taxes included in the provision for income taxes. The net equity earnings are 49% of the consolidated joint venture's earnings before income taxes less income taxes as follows:

Year ended December 31,	**2003**	2002	2001
Pretax equity earnings	**$4,429**	$6,379	$6,384
Mexican taxes	**9**	(3,395)	3,719
Net equity earnings	**$4,420**	$9,774	$2,665

APB 18, "The Equity Method of Accounting for Investments in Common Stock" requires the Company's goodwill associated with equity method investees to be reviewed for impairment, if indicators of impairment exist. The Company has determined that the goodwill of $60.5 million at December 31, 2003, is not impaired. The difference between total earnings before income taxes in the combined information above and the Company's pretax equity earnings in 2001 is $1,698 due to amortization of goodwill related to these investments.

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,	**2003**	2002
Land	**$ 17,199**	$ 15,614
Buildings	**51,485**	47,578
Machinery and equipment	**239,104**	218,375
Furniture and fixtures	**13,952**	13,851
Construction in progress	**6,001**	5,272
	327,741	300,690
Less accumulated depreciation	**154,255**	137,569
Net property, plant and equipment	**$173,486**	$163,121

6. Accrued Liabilities

Accrued liabilities include accruals for employee medical and workers' compensation self-insurance of $4,887 and $5,652 and various customer incentive programs totaling $12,483 and $12,917 at December 31, 2003 and 2002, respectively.

7. Income Taxes

The provision for income taxes was calculated based on the following components of earnings before income taxes:

Year ended December 31,	**2003**	2002	2001
United States	**$27,049**	$31,202	$51,139
Foreign	**7,155**	5,471	8,093
Total earnings before tax	**$34,204**	$36,673	$59,232

The provision (credit) for income taxes consists of the following:

Year ended December 31,	**2003**	2002	2001
Current:			
Federal	**$ 5,419**	$ 7,146	$ 7,880
Foreign	**1,105**	740	679
State and local	**540**	645	560
Total current tax provision	**7,064**	8,531	9,119
Deferred:			
Federal	**(2,438)**	3,439	8,228
Foreign	**336**	(3,854)	3,275
State and local	**169**	502	(782)
Total deferred tax provision	**(1,933)**	87	10,721
Total:			
Federal	**2,981**	10,585	16,108
Foreign	**1,441**	(3,114)	3,954
State and local	**709**	1,147	(222)
Total tax provision	**$ 5,131**	$ 8,618	$19,840

Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31,	**2003**	2002
Deferred tax liabilities:		
Property, plant and equipment	**$32,660**	$24,110
Inventories	**5,860**	6,151
Intangibles and other assets	**8,395**	16,711
Total deferred tax liabilities	**46,915**	46,972
Deferred tax assets:		
Accrued nonpension postretirement benefits	**17,377**	17,802
Other accrued liabilities	**12,177**	13,146
Pension	**2,402**	4,633
Receivables	**2,628**	2,791
Tax credits	**4,459**	6,176
Total deferred tax assets	**39,043**	44,548
Net deferred tax liability before valuation allowance	**7,872**	2,424
Valuation allowance	**195**	195
Net deferred tax liability	**$ 8,067**	$ 2,619

The deferred tax credits above consist of the following:

December 31,	**2003**	2002
State tax credits	**$2,742**	$2,623
Federal tax credits	**1,717**	3,553
Total deferred tax credits	**$4,459**	$6,176

The valuation allowance of $195 recorded at December 31, 2003 and 2002, is related to state tax credits. The state tax credits will expire between 2006 and 2018. The federal tax credits are primarily attributable to foreign tax credits.

The net deferred tax liability is included in the consolidated balance sheets as follows:

December 31,	**2003**	2002
Noncurrent deferred tax liability	**$15,469**	$11,780
Prepaid expenses and deferred tax asset	**(7,402)**	(9,161)
Net deferred tax liability	**$ 8,067**	$ 2,619

A reconciliation from the statutory U.S. federal tax rate of 35% to the consolidated effective tax rate is as follows:

Year ended December 31,	**2003**	2002	2001
Statutory U.S. federal tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in rate due to:			
Foreign tax differential	**(19.0)**	(10.5)	4.2
State and local income taxes, net of related federal taxes	**1.3**	2.0	(0.2)
Amortization of goodwill	**-**	-	1.4
Federal credits	**(2.0)**	(1.5)	(5.8)
Other	**(0.3)**	(1.5)	(1.1)
Consolidated effective tax rate	**15.0%**	23.5%	33.5%

The 2003 effective tax rate of 15.0% was primarily due to a tax restructuring whereby the undistributed earnings of the Company's joint venture in Mexico will be permanently reinvested outside of the United States, which eliminated the need for previously established net deferred U.S. income tax liability on those undistributed earnings. The effective tax rate in 2002 of 23.5% is primarily attributable to lower Mexican tax, the elimination of non-deductible goodwill amortization and an adjustment to estimated U.S. income tax accruals. The reduction in Mexican tax is primarily attributable to deferred tax adjustments and reduced statutory tax rates in Mexico.

Income taxes paid in cash (net of refunds received) amounted to $8,996, $3,555 and $7,632 for the years ended December 31, 2003, 2002 and 2001, respectively.

Income tax related to employee stock option transactions of $1,458, $1,821 and $1,144 for the years ended December 31, 2003, 2002 and 2001, respectively, were allocated to shareholders' equity. In addition, income tax related to minimum pension liability of $2,751, $15,919 and $137 for the years ended December 31, 2003, 2002 and 2001, respectively, and income tax related to derivatives of $1,128, $297 and $2,292 for the years ended December 31, 2003, 2002 and 2001, respectively, were allocated to shareholders' equity.

8. Pension Plans and Nonpension Postretirement Benefits

Pension Plans

The Company has pension plans covering substantially all employees. Benefits generally are based on compensation for salaried employees and length of service for hourly employees. The Company's policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. In addition, the Company has a supplemental employee retirement plan (SERP) covering certain employees. The U.S. pension plans cover the hourly and salary U.S.-based employees of the Company, including the SERP, which is an unfunded liability. The non-U.S. pension plans cover the employees of the Company's wholly owned subsidiaries, Royal Leerdam and Leerdam Crystal, both located in the Netherlands.

The changes in the projected benefit obligations and fair value of plan assets are as follows:

	U.S. Plans		Non-U.S. Plans	
December 31,	**2003**	2002	**2003**	2002
Change in projected benefit obligation:				
Projected benefit obligation, beginning of year	**$210,383**	$190,562	**$ --**	
Assumed liability	**--**	--	**22,086**	
Service cost	**5,439**	4,819	**1,320**	
Interest cost	**14,361**	14,373	**1,274**	
Plan amendments	**--**	1,445	**(2,303)**	
Exchange rate fluctuations	**--**	--	**4,381**	
Actuarial loss	**14,711**	12,803	**--**	
Benefits paid	**(17,526)**	(13,619)	**(157)**	
Projected benefit obligation, end of year	**$227,368**	$210,383	**$26,601**	
Change in fair value of plan assets:				
Fair value of plan assets, beginning of year	**$172,757**	$198,392	**$ --**	
Acquired asset	**--**	--	**20,541**	
Actual return on plan assets	**41,552**	(12,016)	**1,498**	
Exchange rate fluctuations	**--**	--	**4,443**	
SERP payments	**615**	--	**--**	
Employer contributions (includes employee contributions for non-U.S. plan)	**--**	--	**2,002**	
Benefits paid	**(17,527)**	(13,619)	**(157)**	
Fair value of plan asset, end of year	**$197,397**	$172,757	**$ 28,327**	
Reconciliation of prepaid (accrued) cost:				
Funded Status of the plans	**$ (29,971)**	$ (37,626)	**$ 1,726**	
Unrecognized net loss	**44,890**	51,816	**--**	
Unrecognized prior year service cost	**14,762**	16,257	**(2,379)**	
Estimated accrued Royal Leerdam pension cost	**--**	--	**--**	$ (4,601)
Adjustment to recognize additional minimum liability	**(51,078)**	(60,052)	**--**	
Accrued pension benefit cost	**$ (21,397)**	$ (29,605)	**$ (653)**	$ (4,601)

The pension plans are reflected in the consolidated balance sheets as follows:

December 31,	**2003**	2002
Pension liabilities	**$(17,092)**	$(28,655)
Other long-term liabilities (SERP liability)	**(4,958)**	(5,551)
Accrued pension benefit cost	**$(22,050)**	$(34,206)

December 31,	**2003**	2002
Intangibles (intangible pension asset)	**$15,512**	$17,168

The accumulated benefit obligation for the U.S. pension plans was $218,785 and $202,362 at December 31, 2003 and 2002, respectively. The accumulated benefit obligation for the non-U.S. pension plans was $20,261 and $17,969 at December 31, 2003 and 2002, respectively.

The plan amendments in 2002 for the U.S. pension plans resulted from additional benefits granted to certain of the Company's unionized workforce in labor negotiations. Plan amendments in 2003 for the non-U.S. pension plans resulted from a change in benefit structure that allows for pension benefits based upon the employee's career average salary.

The Company recorded a change in the additional minimum pension liability of $(8,974) and $59,223 for 2003 and 2002, respectively, representing the amount required to bring the Company's recorded pension liability to equal the excess of the accumulated benefit obligation over fair value of plan assets for the applicable plans. A change in the intangible pension asset of $(1,656) and $16,886 for 2003 and 2002, respectively, was recorded to the extent of the plans' unrecognized prior service cost. The difference between the change in additional minimum pension liability and intangible pension asset was included in accumulated other comprehensive income of $7,318 less income tax of $2,751 and $42,338 less income tax of $15,919 for the years ended December 31, 2003 and 2002, respectively. Expected contributions by the Company to the U.S. pension plans are $140 and for the non-U.S. pension plans are $1,400 for the year 2004.

The actuarial present value of benefit obligations is based on the following:

	U.S. Plans			Non-U.S. Plans
Year ended December 31,	**2003**	2002	2001	**2003**
Discount rate	**6.25%**	6.75%	7.50%	**5.60%**
Salary growth rate	**4.00%**	4.00%	5.00%	**2.00-2.50%**

The net pension expense (credit) is based on the following assumptions:

	U.S. Plans			Non-U.S. Plans
Year ended December 31,	**2003**	2002	2001	**2003**
Discount rate	**6.75%**	7.50%	7.75%	**5.60%**
Expected long-term rate of return on assets	**9.00%**	10.00%	10.00%	**6.50%**
Salary growth rate	**4.00%**	5.00%	5.00%	**2.00-2.50%**

Future benefits are assumed to increase in a manner consistent with past experience. Plan assets primarily include marketable equity securities and government and corporate debt securities.

The components of the net pension expense (credit), including the SERP, are as follows:

	U.S. Plans		
Year ended December 31,	**2003**	2002	2001
Service cost (benefits earned during the period)	**$ 5,439**	$ 4,819	$ 3,969
Interest cost on projected benefit obligation	**14,361**	14,373	13,199
Expected return on plan assets	**(20,032)**	(23,158)	(22,669)
Prior service cost amortization	**1,487**	1,527	536
Actuarial gain (loss) recognized	**117**	(1,245)	(2,120)
Net pension expense (credit)	**$ 1,372**	$ (3,684)	$ (7,085)

	Non-U.S. Plans
Year ended December 31,	**2003**
Service cost (benefits earned during the period)	**$584**
Interest cost on projected benefit obligation	**1,274**
Expected return on plan assets	**(1,500)**
Prior service cost amortization	**(165)**
Net pension expense	**193**

In addition to the above plans, U.S. employees are eligible to contribute to a 401(k) plan. The Company matches a portion of these contributions. Contributions were $2,285, $2,138 and $2,024 in 2003, 2002 and 2001, respectively. Starting in 2003, the Company is using treasury stock to fund the Company match portions of the contributions.

The asset allocation for the Company's U.S. pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, are as follows.

U. S. Plans	Target Allocation	Percentage of Plan Assets at Year End	
Asset Category	2004	2003	2002
Equity securities	65%	64%	56%
Debt securities	30%	30%	38%
Real estate	5%	5%	5%
Other	0%	1%	1%
Total	100%	100%	100%

The asset allocation for the Company's non-U.S. pension plans at the end of 2003 and the target allocation for 2004, by asset category, are as follows.

Non-U.S. Plans	Target Allocation	Percentage of Plan Assets at Year End
Asset Category	2004	2003
Equity securities	30%	43%
Debt securities	50%	51%
Real estate	10%	6%
Hedge funds	7%	0%
Other	3%	0%
Total	100%	100%

The Company's investment strategy is to control and manage investment risk through diversification across asset classes and investment styles. Assets will be diversified among traditional investments in equity and fixed income instruments, as well as alternative investments including real estate and hedge funds. It would be anticipated that a modest allocation to cash would exist within the plans, since each investment manager is likely to hold fractional cash in a portfolio.

Nonpension Postretirement Plans

The Company also provides certain retiree health care and life insurance benefits covering substantially all salaried and hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefits of Company retirees who had retired as of June 24, 1993. The U.S. nonpension postretirement plans cover the hourly and salary U.S.-based employees of the Company. The non-U.S. nonpension postretirement plans cover the former retirees and active employees of the Company, located in Canada.

The components of the nonpension postretirement benefit obligation and amounts accrued are as follows:

	U.S. Plans		Non-U.S. Plans	
December 31,	**2003**	2002	**2003**	2002
Change in accumulated nonpension postretirement benefit obligation:				
Benefit obligation, beginning of year	**$ 35,363**	$ 24,113	**$ 2,184**	$ 2,580
Currency loss	**--**	--	**509**	27
Service cost	**910**	736	**--**	--
Interest cost	**2,389**	2,215	**129**	145
Plan participants' contributions	**436**	--	**--**	--
Actuarial loss (gain)	**2,294**	10,007	**364**	(342)
Benefits paid	**(2,002)**	(1,708)	**(288)**	(226)
Benefit obligation, end of year	**$ 39,390**	$ 35,363	**$ 2,898**	$ 2,184
Reconciliation of funded status of plans:				
Funded Status	**$(39,390)**	$(35,363)	**$(2,898)**	$(2,184)
Unrecognized actuarial loss (gain)	**2,657**	426	**(32)**	(613)
Unrecognized prior year service cost	**(7,543)**	(9,459)	**--**	--
Accrued benefit cost	**$(44,276)**	$(44,396)	**$(2,930)**	$(2,797)

The provision for net nonpension postretirement benefit expense (credit) consists of the following:

	U.S. Plans		
Year ended December 31,	**2003**	2002	2001
Service cost (benefits earned during the period)	**$ 910**	$ 736	$ 590
Interest cost on nonpension postretirement benefit obligation	**2,389**	2,214	1,724
Prior service cost amortization	**(1,916)**	(1,915)	(1,916)
Actuarial loss (gain)	**63**	(241)	(627)
Net nonpension postretirement benefit expense (credit)	**$ 1,446**	$ 794	$ (229)
	Non-U.S. Plans		
Year ended December 31,	**2003**	2002	2001
Service cost (benefits earned during the period)	**$ --**	$ --	$ --
Interest cost on nonpension postretirement benefit obligation	**129**	145	187
Actuarial gain	**(19)**	(5)	--
Net nonpension postretirement benefit expense	**$ 110**	$ 140	$ 187

For the U.S. nonpension postretirement plans, assumed health care cost inflation is based on an initial rate of 10.0%, decreasing to an ultimate rate of 5.0% over 5 years. For the non-U.S. nonpension postretirement plans, the assumed health care cost inflation is based on an initial rate of 9.0%, creasing to an ultimate rate of 5.0% over eight years. A 1% increase in these rates would have increased the nonpension postretirement expense by $89 and the benefit obligation by $931. A 1% decrease in these rates would have decreased the total nonpension postretirement expense by $108 and the benefit obligation by $950. The assumed discount rate used in determining the accumulated U.S. nonpension postretirement benefit obligation was 6.25%, 6.75% and 7.5%, at December 31, 2003, 2002, 2001, respectively. The assumed discount rate used in determining net nonpension retirement benefit expense was 6.75% for 2003, 7.5% for 2002 and 7.75% for 2001. The Company continues to fund these nonpension postretirement benefit obligations as claims are incurred.

The Company also provides retiree health care benefits to certain union hourly employees through participation in a multi-employer retiree health care benefit plan. This is an insured premium-based arrangement. Related to these plans, approximately $559, $312 and $365 was charged to expense for the years ended December 31, 2003, 2002 and 2001, respectively.

9. Long-Term Debt

On February 10, 2003, the Company entered into an unsecured agreement for an Amended and Restated Revolving Credit Agreement (Revolving Credit Agreement or Agreement) among Libbey Glass Inc. and Libbey Europe B.V., as borrowers. This amended the previous Revolving Credit and Swing Line Facility naming Libbey Glass Inc. as borrower. The amendment was primarily for the Company to borrow euros. The Agreement is with a group of banks that provides for a Revolving Credit and Swing Line Facility (Facility) permitting borrowings up to an aggregate total of $250 million, maturing April 23, 2005, with an option to extend for two additional one-year periods. Swing Line borrowings are limited to $25 million with interest calculated at the prime rate minus the facility fee percentage (Facility Fee Percentage) as defined in the Agreement. Revolving Credit Agreement U.S. dollar borrowings bear interest at the Company's option at either the prime rate minus the Facility Fee Percentage or a Eurodollar rate plus the Applicable Eurodollar Margin (Applicable Eurodollar Margin) as defined in the Agreement. The Facility Fee Percentage and Applicable Eurodollar Margin vary depending on the Company's performance against certain financial ratios. The Facility Fee Percentage and the Applicable Eurodollar Margin were 0.375% and 1.375%, respectively, at December 31, 2003. At December 31, 2002, the Facility Fee Percentage and the Applicable Eurodollar Margin were 0.25% and 0.75%, respectively.

The Company may also elect to borrow under a Negotiated Rate Loan alternative of the Revolving Credit and Swing Line Facility at floating rates of interest, up to a maximum of $125 million. The Company had $128 million outstanding under the Facility at December 31, 2003, and $186 million outstanding at December 31, 2002. The Facility also provides for the issuance of $30 million of letters of credit, with such usage applied against the $250 million limit. At December 31, 2003, the Company had $4.7 million in letters of credit outstanding under the Facility.

Libbey Europe B.V. may have euro-denominated borrowings under the Revolving Credit Agreement in an amount not to exceed the Offshore Currency equivalent of $60 million. Offshore Currency Swing Line borrowings are currently limited to $10 million of the $25 million total Swing Line borrowing. Interest is calculated at the Offshore Currency Swing Line rate plus applicable Offshore Currency Swing Line Margin, as defined in the Agreement. Revolving Offshore Currency Borrowings bear interest at the Offshore Currency Rate plus applicable spread, as defined in the Agreement.

In September 2001, the Company issued a $2.7 million promissory note in connection with the purchase of a warehouse facility. At December 31, 2003 and 2002, the Company had $2.4 million and $2.5 million outstanding on the promissory note, respectively.

On March 31, 2003, the Company completed the issuance of $100 million of privately placed senior notes. Eighty million dollars of the notes have a fixed interest rate with $25 million at an interest rate of 3.69% due March 31, 2008, and the other $55 million at an interest rate of 5.08% due March 31, 2013. The remaining $20 million has a floating interest rate at a margin over the London Interbank Offer Rate (LIBOR) that is set quarterly. The interest rate at December 31, 2003, on the $20 million debt was 2.2%. The proceeds of the note issuance were used to retire debt outstanding under the Revolving Credit Agreement.

Annual maturities for all of the Company's long-term debt are as follows: 2004 - $0.1 million; 2005 - $128.1 million; 2006 - $0.1 million; 2007 - $0.1 million; and 2008 - $25.2 million.

The Company has Rate Agreements with respect to $100 million of debt as a means to manage its exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of the Company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. The fixed interest rate for the Company's borrowings related to the Rate Agreements at December 31, 2003, is 5.8% and the total interest rate, including applicable fees, is 7.6%. The average maturity of these Rate Agreements is 1.3 years at December 31, 2003. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 3.9% at December 31, 2003. If the counterparts to these Rate Agreements fail to perform, the Company would no longer be protected from interest rate fluctuations by these Rate Agreements. However, the Company does not anticipate nonperformance by the counterparts.

The Company pays the Commitment Fee Percentage on the total credit provided under the Bank Credit Agreement. No compensating balances are required by the Agreement, which does require the maintenance of certain financial ratios,

restricts the incurrence of indebtedness and other contingent financial obligations and restricts certain types of business activities and investments.

At December 31, 2003, the carrying value of the Company's variable-rate debt approximates its fair value based on the Company's current incremental borrowing rates and term to the maturity of the Bank Credit Agreement. The fair market value for the Company's Rate Agreements at December 31, 2003, was $(5.5) million. The fair value of the Company's Rate Agreements is based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The Company does not expect to cancel these agreements and expects them to expire as originally contracted.

Interest paid in cash amounted to $11,678, $8,115 and $10,785 for the years ended December 31, 2003, 2002 and 2001, respectively.

10. Stock Compensation

The Company has two stock option plans for key employees: (1) the Libbey Inc. Amended and Restated Stock Option Plan for Key Employees and (2) the 1999 Equity Participation Plan of Libbey Inc. The plans provide for the granting of Incentive Stock Options and Nonqualified Options to purchase 2,800,000 shares of the Company's common stock at a price not less than the fair market value on the date the option is granted.

Options become exercisable as determined at the date of the grant by the Compensation Committee of the Board of Directors. Unless an earlier expiration date is set at the time of the grant or results from termination of an optionee's employment or a merger, consolidation, acquisition, liquidation or dissolution of the Company, Incentive Stock Options expire ten years after the date of the grant and Nonqualified Options expire 10 years and a day after the grant.

The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for employee stock options. The alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant.

In the opinion of management, the existing fair value models do not provide a reliable measure of the value of employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Company's employee stock options have characteristics significantly different from those of traded options. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Changes in these assumptions can materially affect the fair value estimate.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair-value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions by year:

Assumption	**2003**	2002	2001
Risk-free interest rates	**4.1%**	3.7%	4.2%
Dividend yield	**1.8%**	1.2%	0.9%
Volatility	**.30**	.31	.30

The weighted average fair value of options granted in 2003, 2002 and 2001 was $10.07, $9.11 and $13.25, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

Year ended December 31,	**2003**	2002	2001
Net income:			
Reported	**$29,073**	$28,055	$39,392
Pro forma	**$27,700**	$26,544	$38,115
Earnings per share:			
Basic:			
Reported	**$2.12**	$1.84	$2.58
Pro forma	**$2.02**	$1.74	$2.49
Diluted:			
Reported	**$2.11**	$1.82	$2.53
Pro forma	**$2.01**	$1.72	$2.45

Stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price	Price Range Per Share
January 1, 2001			
Outstanding	1,568,324	$22.35	$13.00-$38.44
Exercisable	1,219,882	19.25	
Granted	230,450	30.56	
Canceled	1,250	31.94	
Exercised	167,741	13.97	
December 31, 2001			
Outstanding	1,629,783	$24.37	$13.00-$38.44
Exercisable	1,198,163	21.75	
Granted	247,950	24.11	
Canceled	200	32.31	
Exercised	230,434	14.32	
December 31, 2002			
Outstanding	1,646,799	$25.73	$13.00-$38.44
Exercisable	1,158,489	24.95	
Granted	173,410	28.33	
Canceled	5,350	30.14	
Exercised	404,683	13.31	
December 31, 2003			
Outstanding	**1,410,176**	**$29.60**	**$16.38-$38.44**
Exercisable	**968,167**	**30.49**	

The following information is as of December 31, 2003:

	Options with an exercise price of $16.38-24.25 per share	Options with an exercise price of $24.26-29.50 per share	Options with an exercise price of $29.51-32.31 per share	Options with an exercise price of $32.32-38.44 per share
Options outstanding	349,800	289,510	559,950	210,916
Weighted-average exercise price	$23.25	$27.86	$31.33	$37.94
Remaining contractual life	6.69	7.23	6.66	4.17
Options exercisable	202,080	116,101	439,070	210,916
Weighted-average exercise price	$22.75	$26.92	$31.41	$37.94

On May 10, 2001 the shareholders approved the 2002 Employee Stock Purchase Plan (ESPP) for a period of 10 years. The ESPP allows employees, through payroll withholdings, to purchase up to 350,000 shares of common stock at the lower of 85% of the market price at the beginning or the end of the option period. During the first year of the plan, June 1, 2002 to May 31, 2003, there were 54,435 shares of common stock issued with a market price of $21.50 per share and a discount price to participants of $18.28 per share. The second year of the plan is from June 1, 2003 to May 31, 2004, and the market price of stock at the beginning of the period was $21.50 per share.

11. Derivatives

The Company holds derivative financial instruments to hedge certain of its interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives qualify for hedge accounting since the hedges are highly effective, and the Company has designated and documented contemporaneously the hedging relationships involving these derivative instruments. While the Company intends to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if the Company does not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

The Company uses Interest Rate Protection Agreements (Rate Agreements) to manage its exposure to fluctuating interest rates, which effectively convert a portion of the Company's borrowings from variable rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future income. These instruments are valued using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The Company also uses commodity futures contracts related to forecasted future natural gas requirements. The objective of these futures contracts and other derivatives is to limit the fluctuations in prices paid and potential losses in earnings or cash flows from adverse price movements in the underlying commodity. The Company considers its forecasted natural gas requirements in determining the quantity of its natural gas to hedge. The Company combines the forecasts with historical observations to establish the percentage of its forecast eligible to be hedged, typically ranging from 40% to 60% of the anticipated requirements, generally two or more months in the future. In some cases, hedges are for requirements as long as eighteen months into the future. The fair values of these instruments are determined from market quotes. The Company's foreign currency exposures arise from occasional transactions denominated in a currency other than the U.S. dollar, primarily associated with anticipated purchases of new equipment or net investment in a foreign operation. The fair values of these instruments are determined from market quotes. The Company has not changed its methods of calculating these values or developing underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change.

As of December 31, 2003, the Company has Rate Agreements for $100.0 million of its variable rate debt and commodity futures contracts for 2.2 million British Thermal Units (BTU's) of natural gas. The fair value of these derivatives are included on the balance sheet in accrued liabilities and other assets on the balance sheet for the Rate Agreements and commodity contracts, respectively. At December 31, 2002, the Company had Rate Agreements for $100.0 million of its variable rate debt, commodity futures contracts for 0.8 million BTU's of natural gas, and foreign currency forward contracts for 42.3 million euros.

The Company does not believe it is exposed to more than a nominal amount of credit risk in its interest rate, natural gas and foreign currency hedges as the counterparts are established financial institutions.

The effective portion of changes in the fair value of a derivative that is designated as and meets the required criteria for a cash flow hedge is recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Amounts reclassified into earnings related to Rate Agreements are included in interest expense, natural gas futures contracts in natural gas expense included in cost of sales, and foreign currency forward contracts for the purchase of new equipment in capital expenditures and for net investments in foreign operations in other income (expense).

All of the Company's derivatives qualify and are designated as cash flow hedges at December 31, 2003. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses would be recorded to earnings immediately. The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in current earnings. Ineffectiveness recognized in earnings during 2003 was not material.

The change in other comprehensive income (loss) for the Company is as follows:

Year ended December 31,	**2003**	2002
Change in fair value of derivative instruments	**$2,999**	$ (790)
Less:		
Income tax (expense) benefit	**(1,128)**	297
Other comprehensive income (loss) related to derivatives	**$1,871**	$ (493)

The following table identifies the detail of cash flow hedges in other comprehensive income (loss) as of December 31:

Year ended December 31,	**2003**	2002
Balance at beginning of year	**$(5,235)**	$(4,742)
Current year impact of changes in value (net of taxes):		
Rate agreements	**2,105**	(2,460)
Natural gas	**(441)**	2,174
Foreign currency	**207**	(207)
Subtotal	**1,871**	(493)
Balance at end of year	**$(3,364)**	$(5,235)

12. Shareholders' Rights Plan

The Company has a Shareholders' Rights Plan designed to ensure that all of the Company's shareholders receive fair and equal treatment in the event of any proposal to acquire control of the Company. The Plan defines Existing Holder to mean Baron Capital Group, Inc. together with all of its Affiliates and Associates (including, without limitation, Ronald Baron, BAMCO, Inc., Baron Capital Management, Inc. and Baron Asset Fund). Under the Plan, the Company's Board of Directors would declare a distribution of one right for each outstanding common share of the Company. Each right will entitle shareholders to buy 1/100th of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $55 per right. The rights will not be exercisable until a person acquires beneficial ownership of 20% (or in the case of an Existing Holder, 25%) of the Company's common shares or makes a tender offer for at least 20% (or in the case of an Existing Holder, 25%) of its common shares. Percentage increases resulting from share repurchases by the Company or inadvertence do not cause the rights to become exercisable. After the time that a person acquires beneficial ownership of 20% (or in the case of an Existing Holder, 25%) of the Company's common shares, the holders of the rights may be permitted to exercise such rights to receive the Company's common shares having market value of twice the exercise price. The rights are redeemable at $0.001 per right at any time before the tenth day after a person has acquired 20% (or in the case of an Existing Holder, 25%) or more of the outstanding common shares. The redemption period may be extended under certain circumstances. If at any time after the rights become exercisable and not redeemed, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving party, the rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each right.

13. Operating Leases

Rental expense for all non-cancelable operating leases, primarily for warehouses, was $7,123; $6,637 and $5,235 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum rentals under operating leases are as follows: 2004--$6,845; 2005--$4,136; 2006--$2,687; 2007--$2,245; 2008--$1,684; and 2009 and thereafter--$2,579. In 2002, the Company recorded a $1.2 million expense related to the non-cancelable operating lease for the Company's corporate offices.

14. Guarantees

As part of Interpretation No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" the Company has the following guarantees.

The debt of Libbey Glass Inc. and Libbey Europe B.V, pursuant to the Amended and Restated Revolving Credit Agreement and privately placed senior notes are guaranteed by Libbey Inc. and by certain subsidiaries of Libbey Glass Inc. Also, Libbey Glass Inc. guarantees a €10 million working capital facility of Libbey Europe B.V. and Royal Leerdam. All are related parties that are included in the Consolidated Financial Statements. See Note 9 for further disclosure on debt of the Company.

In addition, Libbey Inc. guarantees the payment of Vitrocrisa of its obligation to purchase electricity. The guarantee is based on the provisions of a Power Purchase Agreement to which Vitrocrisa is a party. The guarantee is limited to 49% of any such obligation of Vitrocrisa and limited to an aggregate amount of $5.0 million. The guarantee was entered into in October 2000 and continues for 15 years from the initial date of electricity generation, which commenced on April 12, 2003.

In October 1995, Libbey Inc. guaranteed the obligations of Syracuse China Company and Libbey Canada Inc. under the Asset Purchase Agreement for the acquisition of Syracuse China. The guarantee is limited to $5.0 million expiring on the fifteenth anniversary of the Closing Date (October 10, 1995). The guarantee is in favor of The Pfaltzgraff Co., The Pfaltzgraff Outlet Co. and Syracuse China Company of Canada Ltd.

15. Industry Segment Information

The Company has one reportable segment, tableware products, from which the Company's revenues from external customers are derived. The Company does not have any customer who represents 10% or more of total sales. The Company's operations by geographic areas for 2003, 2002 and 2001 are presented below. Intercompany sales to affiliates represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. The long-lived assets include net fixed assets, goodwill and equity investments.

	United States	**Non-U.S.**	**Eliminations**	**Consolidated**
2003				
Net sales:				
Customers	**$397,187**	**$116,458**	**--**	**$513,645**
Intercompany	**2,663**	**--**	**$(2,663)**	**--**
Total Net Sales	**$399,850**	**$116,458**	**$(2,663)**	**$513,645**
Long-lived assets	**$179,813**	**$134,380**	**--**	**$314,193**
2002				
Net sales:				
Customers	$387,662	$46,099	--	$433,761
Intercompany	--	--	--	--
Total Net Sales	$387,662	$46,099	--	$433,761
Long-lived assets	$223,644	$87,119	--	$310,763
2001				
Net sales:				
Customers	$371,865	$47,729	--	$419,594
Intercompany	--	--	--	--
Total Net Sales	$371,865	$47,729	--	$419,594
Long-lived assets	$172,924	$82,513	--	$255,437

Selected Quarterly Financial Data (unaudited)

The following tables present selected quarterly financial data for the years ended December 31, 2003 and 2002:

2003

Dollars in thousands, except per-share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	**$111,903**	**$128,254**	**$129,126**	**$144,349**
Freight billed to customers	**434**	**529**	**477**	**525**
Cost of sales	**90,779**	**99,085**	**100,996**	**116,531**
Gross profit	**21,558**	**29,698**	**28,607**	**28,343**
Earnings before interest and income taxes	**5,518**	**15,031**	**15,014**	**12,077**
Net income	**$ 2,001**	**$ 7,910**	**$ 12,018**	**$ 7,144**
Net income per share				
Basic	**$0.14**	**$0.59**	**$0.89**	**$0.53**
Diluted	**$0.14**	**$0.59**	**$0.88**	**$0.52**

2002

Dollars in thousands, except per-share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 98,669	$114,086	$103,607	$117,399
Freight billed to customers	418	434	344	536
Cost of sales	77,016	83,491	74,883	92,175
Gross profit	22,071	31,029	29,068	25,760
Earnings before interest and income taxes	8,058	9,346	14,142	13,390
Net income	$ 3,952	$ 4,900	$ 10,780	$ 8,423
Net income per share				
Basic	$0.26	$0.32	$0.70	$0.57
Diluted	$0.25	$0.31	$0.69	$0.56

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures: Based on their evaluation as of December 31, 2003, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 as amended (the "Exchange Act") are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to executive officers of the Company is incorporated herein by reference to Item 4 of this report under the caption "Executive Officers of the Registrant." Information with respect to directors of the Company is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?" in the Proxy Statement. Certain information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the caption "Stock Ownership - Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. Information with respect to the Audit Committee members, the Audit Committee financial expert, and material changes in the procedures by which shareholders can recommend nominees to the Board of Directors is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?, What is the role of the Board's Committees? and How does the Board select nominees for the Board?".

The Company's Code of Business Ethics and Conduct applicable to its Directors, Officers (including the Company's principal executive officer and principal financial & accounting officer) and employees, along with the Audit Committee Charter, Nominating and Governance Committee Charter, Compensation Committee Charter and Corporate Governance Guidelines will be posted to the Company's website at www.libbey.com no later than May 6, 2004. It will *also be available in print no later than May 6, 2004, to any shareholder who submits a request in writing addressed to* Arthur H. Smith, Vice President, General Counsel and Secretary, Libbey Inc., 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43669-0060. In the event that the Company amends or waives any of the provisions of the Code of Business Ethics and Conduct applicable to the principal executive officer or principal financial & accounting officer, the Company intends to disclose the subsequent information on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated herein by reference to the information set forth under the captions "Executive Compensation," "Comparison of Cumulative Total Returns," "Total Shareholder Return" and "Indexed Returns" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is incorporated herein by reference to the information set forth under the caption "Stock Ownership-Who are the largest owners of Libbey stock? and How much stock do Libbey's directors and officers own?," in the Proxy Statement. Information regarding equity compensation plans is incorporated herein by reference to Item 5 of this report under the caption "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Certain Relationships and Related Transactions – What related party transactions involved directors?," in the Proxy Statement.

ITEM 14. PRINCIPLE ACCOUNTANT FEES AND SERVICES

Information regarding principal accountant fees and services is incorporated herein by reference to the information set forth under the caption "Audit-Related Matters-Who are Libbey's auditors? and What fees has Libbey paid to its auditors for Fiscal Year 2003 and 2002?" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K

a) Index of Financial Statements and Financial Statement Schedule Covered by Report of Independent Auditors.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the Consolidated Financial Statements or the accompanying notes.

The accompanying Exhibit Index is hereby incorporated herein by this reference. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

b) A Form 8-K was filed during the fourth quarter, dated October 28, 2003, with respect to the press release announcing financial results for the quarter-ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBBEY INC.

by: /s/ Scott M. Sellick
Scott M. Sellick
Vice President and Chief Financial Officer

Date: March 15, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title**
William A. Foley	Director
Peter C. McC. Howell	Director
Carol B. Moerdyk	Director
Gary L. Moreau	Director
Terence P. Stewart	Director
Carlos V. Duno	Director
Deborah G. Miller	Director
Richard I. Reynolds	Director, Executive Vice President, Chief Operating Officer
John F. Meier	Chairman of the Board of Directors, Chief Executive Officer

By: /s/ Scott M. Sellick
Scott M. Sellick
Attorney-In-Fact
Date: March 15, 2004

/s/ Scott M. Sellick
Scott M. Sellick
Vice President and Chief Financial Officer
(Principal Accounting Officer)

Date: March 15, 2004

INDEX TO FINANCIAL STATEMENT SCHEDULE

LIBBEY INC.
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS (Consolidated)
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

	Balance at Beginning Of Year	Additions Charged (Credited) to Costs and Expenses	Other (Note 1)	Deductions (Note 2)	Balance at End of Year
Allowances for Losses and Discounts on Receivables:					
2003	$7,792	$ (72)	$ 53	$ 613	$7,160
2002	$5,962	$2,728	$ 436	$1,334	$7,792
2001	$6,788	$ 279	$ 2	$1,107	$5,962

(1) The amounts in "Other" represent recoveries of accounts previously charged off as uncollectible, and in 2002, amounts established through purchase accounting for the acquisitions of Traex and Royal Leerdam for Losses and Discounts on Receivables.

(2) Deductions from allowances for losses and discounts on receivables represent uncollectible notes and accounts written off.

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John F. Meier, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date March 15, 2004

By /s/ John F. Meier
John F. Meier,
Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Scott M. Sellick, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date March 15, 2004

By /s/ Scott M. Sellick
Scott M. Sellick,
Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 15, 2004

/s/ John F. Meier
John F. Meier
Chief Executive Officer

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 15, 2004

/s/ Scott M. Sellick
Scott M. Sellick
Chief Financial Officer

Main Operating Locations

Libbey®

[illegible]00 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
[illegible]-325-2100
www.libbey.com

Glassware Manufacturing
Toledo
[illegible]0 Ash Street
Toledo, Ohio 43611

City of Industry
[illegible]00 Old Ranch Road
City of Industry, California 91789

Shreveport
[illegible]02 Jewella Road
Shreveport, Louisiana 71109

royal leerdam®

Royal Leerdam
Lingedijk 8
4142 LD Leerdam
Netherlands

Syracuse® CHINA
A Libbey FOODSERVICE Company

Syracuse China Company
[illegible]900 Court Street
Syracuse, New York 13208

TRAEX®
A Libbey FOODSERVICE Company

Traex Company
101 Traex Plaza
Dane, Wisconsin 53529

WORLD® TABLEWARE
A Libbey FOODSERVICE Company

World Tableware Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060

Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419.325.2100
www.libbey.com